Filed Pursuant to Rule No. 424(B)(3)

Registration No. 333-104342

PROSPECTUS	570,000 Shares

FIRST COMMUNITY BANK CORPORATION OF AMERICA

Common Stock

We are offering up to 570,000 shares of our Common Stock, par value $0.10 per share at $14.00 per share. Prior to the date of this offering, there has been no public market for our common stock. The minimum number of shares which may be purchased is 350 shares. Our employees may purchase a minimum of 100 shares. Our directors and executive officers have indicated that they intend to purchase approximately 8,000 shares in the offering.

The shares are not a deposit or an account of our bank subsidiary and are not insured by the Federal Deposit Insurance Corporation or any other government agency. The material risks of this investment are described under the heading “Risk Factors” beginning on page 5.

No minimum number of shares must be sold in the offering. We are offering these shares of common stock on a “best efforts” basis through Kendrick, Pierce and our executive officers and directors. No minimum number of shares is required to be sold by Kendrick, Pierce and it is not obligated to purchase any shares.

An escrow account at First Community Bank will be established to allow for staggered closings in the offering. Share certificates will be issued and proceeds from the sale of shares will be available following each closing, which shall occur at the discretion of First Community and Kendrick, Pierce.

The offering is scheduled to end on September 30, 2003 or earlier at the discretion of First Community and Kendrick, Pierce. However, we have the right to extend the offering for two additional 45 day periods without notice to subscribers, or until December 29, 2003. We also have the right to terminate the offering at any time prior to the sale of all of the shares offered. If we terminate the offering, proceeds from all sales made prior to the cancellation will be used as described herein.

	Price of Common Shares	Underwriting Discounts and Commissions	Proceeds to First Community Bank Corporation of America
Per Share	$14.00	$0.98	$13.02
Maximum Offering	$7,980,000	$558,600	$7,421,400

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This offering is limited to residents of the states of Arkansas, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas and Virginia.

KENDRICK, PIERCE SECURITIES, INC.

The date of this prospectus is May 16, 2003.

PROSPECTUS SUMMARY

This is a summary of important information contained elsewhere in this prospectus. It may not contain all of the information that is important to you. We encourage you to read the entire prospectus carefully before investing.

First Community Bank Corporation of America

First Community Bank Corporation of America is a Florida-based savings and loan holding company that was formed on June 14, 1995. We conduct our primary business through our wholly owned subsidiary, First Community Bank of America in St. Petersburg, Florida. We have two full-service branch locations in Pinellas County and one full-service branch location in Charlotte County.

In July 2000, we hired Kenneth P. Cherven as our President and Chief Executive Officer to direct our strategy of placing more emphasis on commercial banking products and services and growing our assets. We plan to capitalize on the opportunities created by the consolidation of the banking industry in Florida in recent years by providing personalized service and developing customer relationships.

At December 31, 2002, our consolidated assets were $147.3 million, net loans were $123.9 million, total deposits were $120.6 million, and total shareholders’ equity was $11.3 million. For the year ended December 31, 2002, we had consolidated net earnings of approximately $753,000.

First Community Bank of America

First Community Bank, formed in 1985, is a federally-chartered stock savings bank providing a variety of banking services to small and middle market businesses and individuals through its offices in Pinellas and Charlotte Counties. As of December 31, 2002, First Community Bank had assets of approximately $147.2 million, net loans of $123.9 million and deposits of $120.6 million. Due to our strong focus on commercial loans, approximately 52.3% of our total loans are commercial loans and 14.6% of our total deposits are comprised of non-interest bearing checking accounts generally related to these loans.

Market Focus. Our marketing efforts focus on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, attorneys, certified public accountants, and architects.

Determination of Offering Price

Prior to this offering, there has been no active trading market in our common stock. Our Board of Directors determined the offering price per share after consulting with Kendrick, Pierce and after considering, among other criteria, our historic and expected growth, our prior private sales and general market conditions. We are applying to list our common stock on The NASDAQ SmallCap Market in conjunction with this offering. The two primary conditions that we would need to satisfy through sales in this offering are a required public float of 1.1 million shares and 300 shareholders of record. As of the date of this prospectus, we do not meet these requirements. There can be no assurance that the requirements for The NASDAQ SmallCap Market listing can be met. See “Risk Factors — Our Common Stock is not Actively Traded” for more details on our current trading market. Even if we are successful in listing our common stock, there is no guarantee that an active trading market will develop.

Our Address and Telephone Number

Our corporate headquarters are located at 9001 Belcher Road, Pinellas Park, Florida 33782. Our telephone number is (727) 520-0987. First Community Bank’s website address is www.efirstcommbank.com.

The Offering

Common Stock Offered	Up to 570,000 shares of common stock.

Price of Common Stock	$14.00 per share.

Shares Outstanding After the Offering	1,591,748 shares, if all of the shares offered are sold; or 1,306,748 shares, if 50% of the shares offered are sold.

Use of Proceeds

Depending upon the amount of proceeds that we raise in the offering, we intend to use the proceeds: to provide additional capital to First Community Bank for increased lending and expansion capability, for branch expansion, to reduce holding company debt and to improve First Community Banks’ technology and equipment.

Plan of Distribution

We have entered into a Sales Agent Agreement with Kendrick, Pierce and have agreed to pay certain fees and expenses of Kendrick, Pierce for its services as our sales agent in the offering.

This offering is limited to residents of the states of: Arkansas, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas and Virginia

Purchase Limitations	The minimum number of shares which may be purchased is 350 shares. Our employees may purchase a minimum of 100 shares. We reserve the right to reject any subscription in whole or in part.

Distribution of Proceeds of the Offering

At the discretion of Kendrick, Pierce and First Community, we expect to have the first closing and issue shares to purchasers whose subscriptions have been accepted around June 30, 2003 depending upon the volume of sales in the offering. Additional closings will be held approximately every 60 days thereafter or sooner.

Regulation and Supervision

First Community’s sole federal regulator, and First Community Bank’s primary federal regulator, is the Office of Thrift Supervision.

Description of Capital Stock

At December 31, 2002, we had three classes of common stock. On March 27, 2003, we amended our Articles of Incorporation to eliminate all but one class of common stock.

Risk Factors

Before investing, you should carefully consider the information in the “Risk Factors” Section beginning on page 5.

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SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary financial data for the year ended December 31, 2002, 2001 and 2000, is derived from our financial statements and other data. The selected financial data should be read in conjunction with our financial statements, including the financial statement notes included elsewhere herein. Net loans are stated net of unearned income. Income per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalents from stock warrants and options as required. Book value per share excludes the effect of any outstanding stock warrants and options.

	At or for the year ended
	December 31,
	2002	2001	2000
	(Dollars in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$147,255	$107,637	$81,453
Cash and cash equivalents	6,394	4,946	2,616
Securities available for sale	8,053	8,780	12,923
Securities held to maturity	509	—	—
Loans, net	123,932	88,991	60,946
Deposit accounts	120,632	79,934	69,397
Stockholders’ equity	11,261	10,492	8,072
Selected Operating Data:
Total interest income	$8,288	$6,691	$5,360
Total interest expense	3,366	3,552	3,100
Net interest income	4,922	3,139	2,260
Provision for loan losses	543	549	222
Net interest income after provision for loan losses	4,379	2,590	2,038
Noninterest income	736	757	346
Noninterest expenses	3,921	2,899	2,348
Net earnings	753	269	4
Per Share Data:
Basic earnings per share	$.74	$.30	$.01
Diluted earnings per share	.71	.28	.01
Book value per share	11.02	10.27	9.66
Performance Ratios:
Return on average assets (R.O.A.)	0.56%	0.31%	0.01%
Return on average equity (R.O.E.)	6.92	2.90	0.06
Interest-rate spread during the period	3.47	2.96	3.03
Net interest margin	3.89	3.72	3.30
Noninterest expense to average assets	2.92	3.29	3.42
Other Ratios and Data:
Average equity to average assets	8.09%	10.53%	9.75%
Allowance for loan losses to total loans	1.14	1.07	0.81
Net charge-offs to average loans	0.07	0.16	0.08
Non-performing loans to total loans	0.24	0.23	0.63
Allowance for loan losses to non-performing loans	470.16	466.50	129.70
Non-performing loans and foreclosed real estate as a percentage of total assets	0.21	0.19	0.66
Total number of full-service banking offices	3	2	2

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks below and other information in this prospectus before deciding to invest in our common stock.

Our Executive Officers and Directors Will Continue to Have Substantial Control over Our Company after the Offering, Which Could Delay or Prevent a Change of Control Favored by Our Other Shareholders.

Our executive officers, directors, and advisory directors, if acting together, will be able to significantly influence all matters requiring approval by our shareholders, including election of directors and the approval of mergers or other business combination transactions. Our executive officers, directors and advisory board directors own or have the right to acquire within 60 days, 941,506 shares, representing approximately 69.99% of the total number of shares outstanding prior to this offering.

The interests of the executive officers, directors, and advisory directors may differ from the interests of other shareholders. If they act together, they will be able to significantly influence all matters requiring approval by our shareholders. As a result, the executive officers, directors, and advisory directors could approve or cause us to take actions of which you disapprove or that may be contrary to your interests and those of other minority investors.

One of Our Directors Whose Interests May Be Opposed to Yours Will Control a Significant Amount of Our Common Stock Following the Offering.

Director Robert M. Menke and various entities over which he exercises control, currently own or have the right to acquire within 60 days, 58.81% of our common stock. Even if all shares are sold in the offering, Mr. Menke would own 35.86%, assuming exercise of his options. His interests may be different from yours and he will be able to significantly influence decisions of First Community. See “Securities Ownership of Certain Beneficial Owners and Management” for additional details regarding Mr. Menke’s holdings.

The Exercise of Outstanding Options May Dilute the Ownership and Financial Interests of Common Stock Holders.

There are 460,000 options outstanding. As of December 31, 2002, 357,200 of these options are vested and have an exercise price of under $14.00. If all vested options with an exercise price of less than $14.00 were exercised, investors in this offering would experience dilution of $2.77 or 19.79% from our offering price of $14.00, if all shares are sold in the offering. In addition, an individual shareholder’s percentage of ownership may be reduced if such shareholder fails to acquire additional shares and other shareholders exercise their options.

We Are Dependent on Our President and Chief Executive Officer and May Not Be Able to Timely Replace Him If He Left First Community.

We are dependent on Kenneth P. Cherven, our Chief Executive Officer and President, for leadership and oversight in all areas of our operations. None of our other executive officers has yet served in the role of chief executive officer or chief operations officer of a financial institution. We do not maintain key-man life insurance on Mr. Cherven, or any executive officer. If Mr. Cherven chose to leave us, we might not be able to replace him timely, which would have a detrimental effect on our earnings and growth. Mr. Cherven’s employment agreement does contain a non-compete provision preventing him from working for a competitor for two years after termination of his employment agreement.

The Offering Price May Exceed the Fair Market Value of Our Shares.

Prior to the offering there has been no active trading market in our common stock. Our Board of Directors determined the offering price after consulting with Kendrick, Pierce and considering our historic and expected growth, the prior private sales of our shares and general market conditions, among other factors. Nevertheless, the offering price bears no direct relationship to the amount of our assets, book value, shareholders’ equity or other typical criteria of value, and may exceed the fair market value of our shares and the price at which shares may be sold after the offering. Consequently, you may lose a portion of your investment simply as a result of an inaccurately determined offering price.

Our Common Stock is not Actively Traded, and Therefore You May Have Difficulty Selling Your Shares.

Trading of our common stock has been relatively limited. We are applying to list our shares on The NASDAQ SmallCap Market in conjunction with this offering. The NASDAQ SmallCap Market requires a company to have a public float of 1.1 million shares and 300 shareholders of record for initial listing. As of the date of this prospectus, we have a public float of 403,659 shares and approximately 70 public shareholders of record. We may not be able to meet the number of shareholders necessary to meet these two requirements through sales in this offering. If we are unable to list our shares successfully on the SmallCap Market, we will consider listing on the Over-the-Counter Bulletin Board and may then have market makers available to assist you in selling your shares. In either case, we are unable to assure that an active trading market for our common stock will develop.

We May Encounter Unexpected Financial and Operating Problems Due to Our Rapid Growth.

We have grown significantly since December 31, 2000, when we had $81.4 million in total assets. As of December 31, 2002, we had total assets of approximately $147.3 million. Our rapid growth may result in unexpected financial and operating problems, including problems in our loan portfolio due to its unseasoned nature, which may affect the value of our shares.

We May Not Be Able to Compete with Our Competitors for Larger Customers Because Our Lending Limits are Lower than Theirs.

We are limited in the amount our subsidiary bank can loan a single borrower by the amount of First Community Bank’s capital. Our legal lending limit for loans is generally 15% of capital and surplus. Due to our capital and asset size, our lending limits are significantly less than those of many of our competitors. This may adversely affect our ability to establish loan relationships with larger businesses in our primary markets. See “Business” for a discussion of our correspondent bank arrangements and participation in the OTS pilot program that may increase our lending capabilities.

Management has Broad Discretion Concerning the Application of Net Proceeds from this Offering.

The net proceeds of this offering will be used to provide additional capital to First Community Bank for increased lending and expansion capability, for branch expansion, to reduce holding company debt and to improve First Community Banks’ technology and equipment. Within these categories, management may determine to apply the net proceeds in a manner with which you do not agree.

If Adverse Economic Conditions in Our Target Markets Exist for a Prolonged Period, Our Financial Results Could Be Adversely Affected.

Our success will depend in large part on economic conditions in West Central and Southwest Florida. A prolonged economic downturn or recession in these markets could increase our non-performing assets, which would result in operating losses, impaired liquidity and the erosion of capital. A variety of factors could cause an economic dislocation or recession and likely lead to adverse developments in the services industries we rely upon. Such factors include natural disasters such as hurricanes, floods, tornadoes, additional terrorist activities such as those our country experienced in September 2001 or a prolonged or escalated conflict in Iraq.

If Real Estate Values in Our Target Markets Decline, Our Loan Portfolio Would Be Impaired.

A significant portion of our loan portfolio consists of mortgages secured by real estate located in our primary markets. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in the tax laws and other governmental statutes, regulations and policies, and acts of nature. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. Such a reduction in the value of our collateral could increase the number of non-performing loans and adversely affect our financial performance.

Some of Our Borrowers do not Repay Their Loans, and Losses From Loan Defaults May Exceed the Allowance We Establish for that Purpose, Which May Have an Adverse Effect on Our Business.

Some borrowers do not repay loans that we make to them. This risk is inherent in the banking business. If a significant number of loans are not repaid, it would have an adverse effect on our earnings and overall financial condition. Like all financial institutions, we maintain an allowance for loan losses to provide for loan defaults and nonperformance. The allowance for loan losses reflects our management’s best estimate of probable losses in our loan portfolio at the relevant balance sheet date. This evaluation is primarily based upon a review of our, and the banking industry’s, historical loan loss experience, known risks contained in the loan portfolio, composition and growth of the loan portfolio, and economic factors. However, the determination of an appropriate level of loan loss allowance is an inherently difficult process and is based on numerous assumptions. As a result, our allowance for loan losses may not be adequate to cover actual losses, and future provisions for loan losses may adversely affect our earnings.

Changes in Interest Rates Affect Our Profitability and Assets.

Changes in prevailing interest rates may hurt our business. We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income. Changes in market interest rates could reduce the value of our financial assets. Fixed-rate investments, mortgage-backed and related securities and mortgage loans generally decrease in value as interest rates rise. In addition, interest rates affect how much money we can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations or performance after the offering. Also, when we use any of the words “believes”, “expects”, “anticipates”, “intends”, “may”, or similar expressions, we are making forward-looking statements. Many possible events or factors could affect our future financial results, and could cause those results or performances to differ materially from those expressed in our forward-looking statements. These possible events or factors include the following:

•	Legal and regulatory risks and uncertainties;
•	Economic, political and competitive forces affecting our businesses, our markets, our constituencies or our securities; and
•	The risk that our analyses of these risks and forces could be incorrect, or that the strategies we have developed to deal with them may not succeed.

You should recognize that all forward-looking statements are necessarily speculative and speak only as of the date made. You should also recognize that various risks and uncertainties, such as those described above, could cause actual results for future periods to differ materially. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that any expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2002. Our capitalization is presented on an actual basis. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Plan of Operation” and the Financial Statements included elsewhere in this prospectus (dollars in the thousands).

Actual
(Dollars in thousands)
Borrowings	$12,367

Stockholders’ equity:
Common Stock, $0.10 par value, 5,000,000 shares authorized, 1,021,748 shares issued and outstanding	102
Additional paid-in capital	10,477
Retained earnings	645
Accumulated other comprehensive income	37

Total stockholders’ equity	11,261

Total	$23,628

DILUTION

Our net tangible book value, stockholders’ equity less intangible assets, totaled approximately $10,833,000 at December 31, 2002, or approximately $10.60 per share then outstanding. Individuals purchasing shares in this offering will experience dilution on a per share basis equal to the difference between the $14.00 price of the shares in this offering and the pro forma book value of the shares immediately upon the completion of this offering. This dilution to purchasers in this offering is illustrated in both monetary and percentage terms in the following table.

	Sale of 285,000 Common Shares			Sale of 570,000 Common Shares
Offering price	$14.00			$14.00

Net tangible book value per share at December 31, 2002	10.60	100%		10.60	100%
Increase in per share net tangible book value attributable to new investors	.42	3.94	(1)	.78	7.32	(1)
Pro forma net tangible book value per share after this offering	11.02	103.94	(1)	11.38	107.32	(1)
Per share dilution to new investors after the offering	$2.98	21.31	(2)	$2.62	18.74	(2)

Pro forma net tangible book value per share after this offering and the assuming the exercise of options with an exercise price of less than $14.00	$10.91	102.92	(1)	$11.23	105.94	(1)

Per share dilution to new investors after this offering and assuming the exercise of option with an exercise price of less than $14.00	$ 3.09	22.10	(2)	$ 2.77	19.79	(2)

(1)	As a percentage of net tangible book value.
(2)	As a percentage of the offering price.

The following table compares what investors in this offering are paying with the price previously paid by shareholders of First Community.

	Total Consideration Paid	Total Shares Owned		% of Total Outstanding Shares after Offering
Existing Shareholders	$10,579,048	1,021,748		64.19%
Shareholders purchasing in this offering assuming 570,000 shares are purchased	7,980,000	570,000	(*)	35.81
Existing Shareholders	10,579,048	1,021,748		78.19
Shareholders purchasing in this offering assuming 285,000 shares are purchased	3,990,000	285,000	(*)	21.81

(*)	Assuming that existing shareholders purchase no shares in the offering.

USE OF PROCEEDS

The net proceeds in the offering are expected to be approximately $7,274,400, assuming the sale of all 570,000 shares or $3,563,700 assuming the sale of 285,000 shares. We will use a portion of the proceeds to increase First Community Bank’s capital to support our growth and branch expansion which might be achieved through the opening of additional branch offices for First Community Bank. We will consider market location, price and base of target customers, among other factors, when evaluating a specific branch office expansion. We have no specific acquisition candidates targeted as of the date of this prospectus. If we sell all our shares in this offering, we intend to use approximately $1,500,000 of these proceeds to reduce our outstanding debt. This debt consists of a revolving line of credit with SunTrust Bank. Its maturity date is August 15, 2003 and it carries an interest rate of LIBOR plus 215 points. If we only sell half of our shares in this offering, we will not reduce this outstanding debt. In this event, we intend to renew the credit line for another year or transfer it to a correspondent bank. There is no assurance that the line of credit could be renewed or replaced, or that the terms of such transaction would be on terms as favorable as the current line. Lastly, we intend to use a portion of the proceeds for technology and equipment improvements.

We will have significant discretion regarding when the net proceeds will be applied toward the expansion of our business. In the event our expansion plans are delayed or curtailed for any reason, we will deploy the net proceeds of the offering in alternative investments, such as loans or securities, in order to maximize returns. We believe that the offering proceeds, together with borrowings currently available to us, are sufficient to sustain our proposed activities for the next 12 months following the offering.

The following table sets forth the estimated use of proceeds from the offering:

	Sale of 285,000 Common Shares	% of Proceeds	Sale of 570,000 Common Shares	% of Proceeds
Gross proceeds	$3,990,000	100.0%	$7,980,000	100.0%
Offering expenses	147,000	3.7	147,000	1.8
Maximum Sales Agent discounts and commissions	279,300	7.0	558,600	7.0

Net proceeds	$3,563,700	89.3	$7,274,400	91.2

Capitalization of First Community Bank for increased lending and expansion capability	1,500,000	37.6	3,210,700	40.2
Branch expansion	1,500,000	37.6	2,000,000	25.0
Reduce holding company debt	—	—	1,500,000	18.8
Technology and equipment improvements at First Community Bank	563,700	14.1	563,700	7.2
Total estimated expenditure of net proceeds	$3,563,700	89.3	$7,274,400	91.2

DIVIDEND POLICY

To date, we have never declared or paid any stock or cash dividends on our common stock, and we do not intend to pay cash dividends in the foreseeable future. Instead, we intend to retain any earnings to finance our growth.

We are a legal entity separate and distinct from our bank subsidiary. Funds available for payment of dividends on our common stock principally consist of dividends paid to us by First Community Bank. As of December 31, 2002, there was $160,000 available to be paid to us in the form of dividends by First Community Bank, subject to regulatory approval. There are statutory and regulatory limitations on the payment of dividends by First Community Bank. See “Regulation and Supervision” for a discussion of the regulatory restrictions on the payment of dividends by our bank subsidiary.

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RECENT DEVELOPMENTS

The following tables contain information concerning the financial position and results of operations of First Community Bank Corporation of America at and for the dates indicated. The data presented at March 31, 2003 and for the three-month periods ended March 31, 2003 and 2002 are derived from unaudited condensed consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the results for these interim periods. These adjustments consist only of normal recurring adjustments. The results of operations for the three months ended March 31, 2003 are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2003. This information should be read in conjunction with the consolidated financial statements included in this prospectus.

	At March 31,	At December 31,
	2003	2002
	(In thousands)
Selected Consolidated Financial Data:
Total assets	$149,191	147,255
Cash and cash equivalents	3,002	6,394
Loans, net	132,168	123,932
Securities	5,930	8,562
Deposits	124,221	120,632
FHLB advances	9,700	10,000
Other borrowings	1,529	2,367
Shareholders’ equity	11,544	11,261

	Three Months Ended March 31,
	2003	2002
	(In thousands, except per share amounts)
Selected Operating Data:
Total interest income	$2,180	1,924
Total interest expense	718	851

Net interest income	1,462	1,073
Provision for loan losses	123	137

Net interest income after provision for loan losses	1,339	936
Noninterest income	288	159
Noninterest expense	1,128	832

Earnings before income taxes	499	263
Income taxes	179	99

Net earnings	$320	164

Earnings per share:
Basic earnings per share	$.31	.16

Diluted earnings per share	$.29	.15

Results	of Operations

Comparison of Results of Operations for the Three Months Ended March 31, 2003 and 2002

Net Earnings.    Our net earnings for the three months ended March 31, 2003, increased to $320,000 or $.31 earnings per basic share and $.29 earnings per diluted share compared to $164,000 or $.16 earnings per basic share and $.15 earnings per diluted share for the three months ended March 31, 2002. Net earnings increased due to an increase in net interest income, which was partially offset by an increase in non interest expense.

Net Interest Income.    Interest income increased to $2.2 million during the three months ended March 31, 2003, from $1.9 million in 2002, a 13.3% increase. The yield on average earning assets for the three months ended March 31, 2003 was 6.33%, compared to 6.66% in 2002. Interest on loans for the three months ended March 31, 2003 was $2.1 million, resulting from an average yield of 6.61% compared to $1.7 million resulting from an average yield of 7.34% for 2002. The increase in interest on loans was primarily due to an increase in the average balance in commercial real estate and commercial loans to $50.8 million and $17.1 million, respectively, during the three months ended March 31, 2003 when compared to $33.3 million and $12.5 million, respectively, during the three months ended March 31, 2002. This was primarily due to the hiring of three new commercial loan officers and the opening of one new banking office during the year ended December 31, 2002. Interest on securities decreased to $73,000 during the three months ended March 31, 2003, based on an average yield of 4.02%, from $152,000 in 2002 resulting from an average yield of 5.68%. The decrease in interest income on securities was primarily due to principal paydowns, calls, and maturities of approximately $4.2 million in securities which were replaced by approximately $1.5 million in lower yielding securities during the three months ended March 31, 2003. Interest on other interest earning assets decreased to $13,000 during the three months ended March 31, 2003, from $41,000 during the three months ended March 31, 2003.

Interest expense on interest bearing deposit accounts decreased to $610,000 during the three months ended March 31, 2003, compared to $776,000 during the three months ended March 31, 2002. The decrease was due to a decrease in the rate paid to 2.31% during the three months ended March 31, 2003 from 3.46% during the three months ended March 31, 2002, which was partially offset by an increase in the average balance of interest bearing deposits to $105.7 million in 2003 from $89.7 million in 2002 due to the opening of an additional banking office in 2002. The decline in the average rate paid was the result of management’s efforts to increase low cost deposit accounts and the continued decline in overall interest rates.

Provision for Loan Losses.    Calculating the allowance for loan losses is divided into two primary allocation groups: (1) specific allocation loans, (2) all other passing grade loans. For specific allocation loans, the bank has determined an allowance amount to set aside which it believes is sufficient to cover any potential collateral shortfall. Problem loans are identified by the loan officer, loan review, loan committee or by the examiners. Those loans identified as problem loans are assigned a risk grade. Loans graded special mention are multiplied by an inherent loss factor of 2% to determine the amount to be included in the allowance. Loans graded substandard are generally multiplied by a loss factor of 5%, loans graded doubtful are generally multiplied by a loss factor of 50% and loans graded loss are multiplied by a loss factor of 100%. In addition to the 5% and 50% on substandard and doubtful loans, respectively, the loans are individually reviewed for any addition reserve that may be necessary. All other loans, graded pass are multiplied by an historical experience factor to determine the appropriate level of the allowance for loan losses. In addition to historical experience factors, the Company also provides for losses due to economic factors, concentration of credit and portfolio composition changes.

The provision for loan losses was $123,000 for the three months ended March 31, 2003 compared to $137,000 for the three months ended March 31, 2002. The provision decreased due to a decrease in the loans originated in the first quarter of 2003 compared to the first quarter of 2002. While continued economic weakness, rapidly rising interest rates, or other factors could cause stress on the loan portfolio and affect the levels of nonperforming assets and charge-offs, management believes that the levels of nonperforming assets and the charge-off ratio are stable under the current circumstances.

The allowance for loan losses is $1,539,000 at March 31, 2003. While management believes that its allowance for loan losses is adequate as of March 31, 2003, future adjustments to the Company’s allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.

Noninterest Income.    The following table shows the components of noninterest income and the dollar and percentage change from the three months ended March 31, 2003 to the three months ended March 31, 2002:

	Three Months Ended March 31,
	2003	2002	Dollar Change	Percentage Change
	(Dollars in thousands)
Service charges and fees on deposit accounts	$127	83	44	53.0%
Other service charges and fees	133	61	72	118.0
Other	28	15	13	86.7

Total	$288	159	129	81.1%

Noninterest Expense.    The following table shows the components of noninterest expense and the dollar and percentage change from the three months ended March 31, 2003 to the three months ended March 31, 2002:

	Three Months Ended March 31,
	2003	2002	Dollar Change	Percentage Change
	(Dollars in thousands)
Employee compensation and benefits	$768	488	280	57.4%
Occupancy and equipment	134	105	29	27.6
Data processing	98	94	4	4.3
Other	128	145	(17)	(11.7)

Total	$1,128	832	296	35.6%

Income Taxes.    The income tax expense for the three months ended March 31, 2003 was $179,000 (an effective rate of 35.8%) compared to an income tax expense of $99,000 for the three months ended March 31, 2002 (an effective rate of 37.6%).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND PLAN OF OPERATION

The following discussion of our financial condition and our results of operations should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements.

Critical Accounting Policies

We believe that the determination of the allowance for loan losses represents a critical accounting policy. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. Credit losses are charged and recoveries are credited to the allowance. Provisions for loan losses are based on our review of the historical loan loss experience and such factors which, in management’s judgment, deserve consideration under existing economic conditions in estimating probable credit losses. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. Our methodology for assessing the appropriate allowance level consists of several key elements described below.

Larger commercial loans that exhibit probable or observed credit weaknesses are subject to individual review. Where appropriate, reserves are allocated to individual loans based on our estimate of the borrower’s ability to repay the loan given the availability of collateral, other sources of cash flows and available legal options. Included in the review of individual loans are those that are impaired as provided in Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” as amended. Any specific reserves for impaired loans are measured based on the fair value of the underlying collateral. We evaluate the collectibility of both principal and interest when assessing the need for a specific reserve. Historical loss rates are applied to other commercial loans not subject to specific reserve allocations.

Homogenous loans, such as installment and residential mortgage loans, are not individually reviewed by management. Reserves are established for each pool of loans based on the expected net charge-offs. Loss rates are based on the average net charge-off history by loan category.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management’s judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and our internal credit review function.

An unallocated reserve is maintained to recognize the imprecision in estimating and measuring loss when evaluating reserves for individual loans or pools of loans.

Specific reserves on individual loans and historical loss rates are reviewed throughout the year and adjusted as necessary based on changing borrower and collateral conditions and actual collection and charge-off experience.

We have not substantially changed any aspect of our overall approach in the determination of the allowance for loan losses since January 1, 2002. There have been no material changes in assumptions or estimation techniques as compared to prior years that impacted the determination of the allowance during 2002.

Based on the procedures discussed above, management believes that allowance for loan losses was adequate to absorb estimated loan losses associated with the loan portfolio at December 31, 2002.

Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2002 and 2001

Net Earnings. Our net earnings for the year ended December 31, 2002, increased to $753,000 or $.74 earnings per share basic and $.71 earnings per share diluted compared to $269,000 or $.30 earnings per share basic and $.28 earnings per share diluted for the year ended December 31, 2001. Net earnings increased due to an increase in net interest income, which was partially offset by an increase in non interest expense and the provision for income taxes.

Net Interest Income. Interest income increased from $6.7 million in 2001, to $8.3 million in 2002, a 23.9% increase. The yield on average earning assets for 2002 was 6.55%, compared to 7.92% in 2001. Interest on loans for 2002 was $7.6 million, resulting from an average yield of 7.11% compared to $5.9 million resulting from an average yield of 8.30% for 2001. The increase in interest on loans was primarily due to an increase in the average balance in commercial real estate and commercial loans to $54.4 million and $14.0 million respectively in 2002 when compared to $23.8 million and $8.8 million respectively in 2001. This was primarily due to the hiring of three new commercial loan officers and the opening of one new banking office during 2002. Interest on securities decreased from $668,000 in 2001, based on an average yield of 7.17%, to $575,000 in 2002 resulting from an average yield of 5.28%. The decrease in interest income on securities was primarily due to principal paydowns, calls, and sales of approximately $7.7 million in securities which were replaced by approximately $8.9 million in lower yielding securities. Interest on other interest earning assets increased from $135,000 in 2001, to $145,000 in 2002. During 2002, the increase in average loans offset significant declines in the interest rates on loans. Average loans comprised 84.0% of average earning assets in 2002 compared to 84.1% in 2001.

Interest expense on interest bearing deposit accounts decreased to $3.0 million in 2002, compared to $3.4 million in 2001. The decrease was due to a decrease in the rate paid to 3.09% in 2002 from 5.07% in 2001, which was partially offset by an increase in the average balance of interest bearing deposits to $97.9 million in 2002 from $66.5 million in 2001 due to the opening of an additional banking office in 2002.

Average Balance, Interest and Average Yields and Costs

The following is an analysis of the net interest earnings for the years ended December 31, 2002 and 2001 with respect to each major category of interest-earning asset and each major category of interest-bearing liabilities.

For purposes of these analyses, non-accruing loans, if any, are included in the average balances.

	For the Year Ended December 31,
	2002			2001
	Average Balance	Interest and Dividends	Average Yield / Rate	Average Balance	Interest and Dividends	Average Yield / Rate
	(Dollars in thousands)
ASSETS:
Earning assets:
Loans(1)	$106,375	$7,568	7.11%	$70,979	$5,888	8.30%
Securities(2)	10,894	575	5.28	9,311	668	7.17
Other interest earnings assets	9,356	145	1.55	4,151	135	3.25

Total earning assets	126,625	8,288	6.55	84,441	6,691	7.92

Non-earning assets	7,877			3,727

Total Assets	$134,502			$88,168

LIABILITIES:
Interest-bearing liabilities:
Savings NOW and money market	$30,057	$483	1.61%	$15,508	$444	2.86%
Time Deposits	67,875	2,544	3.75	51,026	2,926	5.73
Other borrowings(3)	11,504	339	2.95	5,089	182	3.58

Total interest-bearing liabilities	109,436	3,366	3.08	71,623	3,552	4.96

Non interest-bearing liabilities	14,189			7,263
Stockholders’ equity	10,877			9,282

Total liabilities and equity	$134,502			$88,168

Net interest income		$4,922			$3,139

Interest-rate spread(4)			3.47%			2.96%

Net interest margin(5)			3.89%			3.72%

Ratio of average earning assets to average interest-bearing liabilities	1.16			1.18

[Footnotes on following page]

(1)	Balances are net of deferred loan origination costs, undisbursed proceeds of construction loans in process, and include nonperforming loans.
(2)	Yields on securities available for sale are based on average amortized cost.
(3)	Other borrowings include Federal Home Loan Bank Advances, repurchase agreements with customers and First Community’s line of credit.
(4)	Interest-rate spread represents the difference between the weighted-average yield on interest-earnings assets and the weighted-average cost of interest bearing liabilities.
(5)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The following table sets forth certain information regarding changes in interest income and interest expense for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to:

•	Changes in rate (change in rate multiplied by prior volume);
•	Changes in volume (change in volume multiplied by prior rate); and
•	Changes in rate-volume (change in rate multiplied by change in volume).

	Year Ended December 31, 2002 Compared to 2001 Increase (Decrease) Due to
	(In thousands)
	Rate	Volume	Rate/ Volume	Total
Interest Income:
Loans	$(838)	$2,936	$(418)	$1,680
Securities	(177)	114	(30)	(93)
Other interest-earning assets	(71)	169	(88)	10

Total increase (decrease) in interest income	$(1,086)	$3,219	$(536)	$1,597

Interest Expense:
Deposits:
Savings, NOW and money-market deposits	(195)	417	(183)	39
Time deposits	(1,014)	966	(334)	(382)
Other borrowings	(32)	229	(40)	157

Total increase (decrease) in interest expense	(1,241)	1,612	(557)	(186)

Net change in net interest income	$155	$1,607	$21	$1,783

Provision and Allowance for Loan Losses. The calculation of the allowance for loan losses is divided into two primary allocation groups: (1) specific allocation loans; (2) all other passing grade loans. For specific allocation loans, we have determined an allowance amount to set aside which we believe is sufficient to cover any potential collateral shortfall. Problem loans are identified by the Loan Officer, Loan Review, Loan Committee or by the examiners. Those loans identified as problem loans are assigned a risk grade. Loans graded as “special mention” are multiplied by an inherent loss factor of 2% to determine the amount to be included in the allowance. Loans graded as “substandard” are generally multiplied by a loss factor of 5%, loans graded as “doubtful” are generally multiplied by a loss factor of 50% and loans graded as “loss” are multiplied by a loss factor of 100%. In addition to the 5% and 50% on substandard and doubtful loans the loans are individually reviewed for any additional reserve that may be necessary. All other loans, graded as “pass” are multiplied by an historical experience factor to determine the appropriate level of the allowance for loan losses. In addition to historical experience factors, we also provide for losses due to economic factors, concentration of credit and portfolio composition changes.

The provision for loan losses was $543,000 for the year ended December 31, 2002 compared to $549,000 for the year ended December 31, 2001. The provision remained relatively the same due to the similar growth in commercial real estate and commercial loan portfolio. While nonperforming loans increased during the year ended December 31, 2002 to $305,000 compared to $206,000 for 2002, net charge-offs to average loans actually decreased during the year ended December 31, 2002 to 0.07% from 0.16% for 2001 due to several factors; early identification of problem credits, thorough workout strategies, the fact that 73.5% of the loan portfolio is secured by real estate, and there were no concentrations in industries that experienced poor performance during the year ended December 31, 2002. While continued economic weakness, rapidly rising interest rates, or other factors could cause stress on the loan portfolio and affect the levels of nonperforming assets and charge-offs, management believes that the levels of nonperforming assets and the charge-off ratio are stable under the current circumstances.

The allowance for loan losses was $1,434,000 at December 31, 2002. While management believes that our allowance for loan losses was adequate as of December 31, 2002, future adjustments to our allowance for loan losses may be necessary if economic conditions differ substantially from the assumptions used in making the initial determination.

At December 31, 2002 and 2001 nonaccrual loans were as follows (in thousands):

	At December 31,
	2002	2001
Residential mortgage loans	$232	$182
Commercial real estate loans	—	—
Commercial loans	—	—

Installment loans	73	24

Total nonaccrual loans	$305	$206

At December 31, 2002 and 2001, there were no loans which would be defined as troubled debt restructurings.

An analysis of our allowance for loan losses and loan loss experience (charge-offs and recoveries) is furnished in the following table:

	Year Ended December 31,
	2002	2001
	(Dollars in thousands)
Balance at beginning of period	$961	$525

Charge-offs:
Consumer	26	8
Commercial	57	144
Residential	—	—
Recoveries:
Consumer	—	—
Commercial	—	(38)
Residential	(13)	(1)

Net charge-offs	(70)	(113)
Provision for losses charged to operations	543	549

Balance at end of period	$1,434	$961

Asset Quality Ratios
Net charge-offs to average loans outstanding	0.07%	0.16%
Allowance for loan losses to total loans	1.14	1.07
Allowance for loan losses to non-performing assets	470.16	466.50
Non-performing loans to total loans	0.24	0.23
Non-performing loans to total assets	0.21	0.19

At December 31, 2002 and 2001, the allowance for possible credit losses was generally allocated as follows:

	2002		2001
	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)
Residential mortgage loans	$175	30.7%	$174	39.9%

Commercial real estate loans	676	42.8	450	36.5

Commercial loans	263	9.5	156	10.0

Installment loans	320	17.0	181	13.6

Total	$1,434	100.0%	$961	100.0%

Although the allowance for loan losses was determined by category of loans, the entire allowance is available to absorb losses from any category.

The allowance for loan losses is established based upon management’s evaluation of the potential losses in our total loan portfolio. In analyzing the adequacy of the allowance for loan losses, management considers its own internal review, as well as the results of independent external credit reviews, changes in the composition and volume of the loan portfolio, levels of non-performing and charged-off loans, local and national economic conditions, and other factors.

Non-Interest Income. Non-interest income for 2002 decreased to $736,000, from $757,000 in 2001. The decrease was primarily due to a non-reccuring $188,000 gain from the sale of land in 2001, which was partially offset by an increase in service charges on deposit accounts from $225,000 in 2001 to $392,000 in 2002, due to an increase in transaction deposit accounts primarily from the opening of a new bank office in 2002.

Non-Interest Expense. Total non-interest expenses increased from $2.9 million in 2001, to $3.9 million in 2002, an increase of 35.3%. Employee compensation and benefits expense represented the area of greatest change, increasing from $1.6 million in 2001 to $2.2 million in 2002. Occupancy and equipment expenses increased by 37.2% to $413,000 in 2002. The increase in employee compensation, benefits and occupancy, and equipment was primarily due to the construction and opening of a new banking office and a loan production office in 2002, the addition of five employees to start the new banking office, the hiring of three additional commercial loan officers and our overall growth.

Income Tax Provisions. The income tax provision for the year ended December 31, 2002, was $441,000 (an effective rate of 36.9%) compared to an income tax provision of $179,000 for the year ended December 31, 2001 (an effective tax rate of 40.0%). The decrease in effective tax rate to 2002 from 40.0% in 2001 is primarily due to an increase in tax-exempt income and due to our ceasing amortization of goodwill following the implementation of SFAS No. 142.

Financial	Condition

Our total assets at December 31, 2002, were $147.3 million, increasing from $107.6 million at December 31, 2001. The increase of $39.7 million was due principally to the increase in net loans of $34.9 million, which was primarily funded by an increase in deposits of $40.7 million, with $8.2 million of the increase attributable to non-interest deposits which increased 87.6% compared to a 46.0% increase ($32.5 million) in interest bearing deposits.

During the year-ended December 31, 2002, we purchased $2.0 million in bank-owned life insurance. The insurance covers our fifteen highest paid officers, each for the same amount. The life insurance was purchased to partially offset the costs of employee benefits.

Total stockholders’ equity as of December 31, 2002, was approximately $11,261,000, an increase of approximately $769,000, or approximately 7.3%, compared with stockholders’ equity of approximately $10,492,000, as of December 31, 2001.

The following table shows selected ratios for the periods ended or at the dates indicated:

	Year ended December 31,
	2002	2001
Return on average assets	0.56%	0.31%
Return on average equity	6.92	2.90
Interest-rate spread during the period	3.47	2.96
Net interest margin	3.89	3.72
Allowance for loan losses to total loans	1.14	1.07
Net charge-offs to average loans outstanding	0.07	0.16
Non-performing assets to total assets	0.21	0.19
Average Equity to Average Assets	8.09	10.53

Loans

We believe that general economic conditions in our primary service areas, including the real estate market, continue to be healthy due to the growth in the areas’ population and demand for real estate property and personal services. Accordingly, we have experienced continued demand for consumer and commercial loans in 2002 as net loans increased $34.9 million, or 39.3%, to $123.9 million at December 31, 2002. Commercial loan activity is focused on seasonal working capital loans and commercial real estate term loans. At December 31, 2002 and 2001, we had non-accrual loans with a balance of $305,000 and $206,000, respectively.

We engage, through our bank subsidiary, in a full complement of lending activities, including commercial, consumer/installment and real estate loans.

Our commercial lending activities are directed principally towards businesses whose demands for funds fall within our bank subsidiary’s legal lending limits and who are potential deposit customers. Particular emphasis is placed on loans to small and medium-sized businesses. Our commercial loans consist primarily of loans made to individual, partnership or corporate borrowers, and who obtained those loans for a variety of business purposes.

Our real estate loans consist of residential and commercial first mortgage loans, second mortgage financing and construction loans.

Lines of credit include home equity, commercial, and consumer lines of credit.

Our consumer loans consist primarily of installment loans to individuals for personal, family and household purposes.

We have correspondent relationships with several banks, whereby we can engage in the sale and purchase of loan participations. Participations purchased, if any, are entered into using the same underwriting criteria that would be applied if we had originated the loan. This includes credit and collateral analyses and maintenance of a complete credit file on each purchased participation that is consistent with the credit files that we maintain on our customers.

Nonperforming Loans and Real Estate Owned.    When a borrower fails to make a required payment on a loan, our loan officers attempt to collect the payment by contacting the borrower. If a payment on a loan has not been received by the end of a grace period (usually 10 days from the payment due date), notices are sent at that time, with follow-up contacts made thereafter. In most cases, delinquencies are cured promptly. If the delinquency exceeds 29 days and is not cured through normal collection procedures, more formal measures are instituted to remedy the default, including the commencement of foreclosure proceedings. We will then attempt to negotiate with the delinquent borrower to establish a satisfactory payment schedule.

A loan is generally placed on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory. All loans past due 90 days, however, are placed on nonaccrual status and all prior accrued interest is reversed against income. Cash payments received while a loan is in nonaccrual status are recorded as a reduction of principal as long as doubt exists as to collection. If a loan is brought current it will be taken off nonaccrual status.

If foreclosure is required, when completed, the property would be sold at a public auction in which we will generally participate as a bidder. If we are the successful bidder, the acquired real estate property is then included in the other real estate owned “OREO” account until it is sold. We are permitted under federal regulations to finance sales of real estate owned by “loans to facilitate,” which may involve more favorable interest rates and terms than generally would be granted under normal underwriting guidelines.

Charge-Offs Policy.    All loans deemed uncollectible by management will be charged-off or written down as per the following guidelines:

•	All open-end credits past due for more than 90 days and all unsecured closed-end credits past due for 90 days must be charged-off.
•	Secured non-real estate loans when deemed uncollectible by management will be charged-off or written down to no more than 100% of the net liquidated collateral value of the loan as determined by management.
•	Unsecured loans past due 90 days or more will be charged-off in full or written down to an amount deemed collectible by management.
•	Management has the authority to charge-off loan losses and/or overdrafts up to $10,000, when deemed uncollectible.

The following table presents various categories of loans contained in our loan portfolio and the total amount of all loans at December 31, 2002 and 2001.

	December 31,
Type of Loan	Amount 2002	Percent of Loans in Each Category to Total Loans 2002	Amount 2001	Percent of Loans in Each Category to Total Loans 2001
	(Dollars in thousands)
Residential mortgage loans	$38,568	30.7%	$35,964	39.9%
Commercial real estate loans	53,690	42.8	32,840	36.5
Commercial loans	11,856	9.5	8,983	10.0
Installment loans	21,391	17.0	12,249	13.6

Subtotal	125,505	100.0%	90,036	100.0%

Deduct:
Unamortized discount	—		(5)
Allowance loan losses	(1,434)		(961)
Net deferred loan fees	(139)		(79)

Net loans	$123,932		$88,991

At December 31, 2002 and 2001, construction loans comprised approximately 11.8% and 18.9% respectively of our commercial real estate loans prior to any deductions.

The following is an analysis of maturities of our loans as of December 31, 2002 (in thousands):

Type of Loan	Due in 1 Year or Less	Due in 1 to 5 Years	Due After 5 Years	Total
Residential mortgage loans	$3,803	$6,916	$27,849	$38,568
Commercial real estate loans	8,514	20,306	24,870	53,690
Commercial loans	5,440	6,240	176	11,856
Installment loans	2,937	13,837	4,617	21,391

Total	$20,694	$47,299	$57,512	$125,505

We do not presently have, nor do we intend to implement, a rollover policy with respect to our loan portfolio. All loans are recorded according to original terms, and demand loans, overdrafts and loans having no stated repayment terms or maturity are reported as due in one year or less.

At December 31, 2002, the amount of loans due after one year with fixed interest rates totaled approximately $45.9 million, while the amount of loans due after one year with floating interest rates totaled approximately $58.9 million. We generally do not make fixed-rate loans with maturities longer than five years.

Investment Securities. We primarily invest in obligations of the United States or obligations guaranteed as to principal and interest by the United States and other taxable securities or mortgage backed obligations. The following table presents, at December 31, 2002 and 2001, the carrying value of our investments:

	December 31,
Investment Category	2002	2001
	(Dollars in thousands)
Available for sale:
U.S. government agency securities	$1,508	$1,006
Mortgage-backed securities	462	568
Collateralized mortgage obligations	6,083	7,206

Total	$8,053	$8,780

Held to maturity-
U.S. Government agency securities	$509	$—

The following table indicates the respective maturities and weighted average yields of securities as of December 31, 2002:

Type of Investment	Carrying Amount	Weighted Average Yield
	(Dollars in thousands)
Available for sale:
U.S. government agency securities
1 – 5 years	$1,508	3.69%
Other securities:
No stated maturity	6,545	6.16

Total	$8,053	5.70%

Held to maturity:
U.S. Government agency securities
5 – 10 years	$509	5.70%

Liquidity	and Capital Resources

Liquidity Management. Liquidity management involves monitoring our sources and uses of funds in order to meet our day-to-day cash flow requirements while attempting to maximize profits. Liquidity represents the ability of a company to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in our primary markets. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit including federal funds purchased from correspondent banks and from the Federal Home Loan Bank.

Dividends. To date, our principal source of cash flow, including cash flow to pay cash dividends, has been dividends from First Community Bank. There are statutory and regulatory limitations on the payment of dividends by this subsidiary. The ability of First Community Bank to pay a dividend to us is governed by the OTS’ capital distribution regulation. This regulation and First Community Bank’s ability to pay dividends to us, is addressed in the sections entitled “Regulation and Supervision” and “Dividends”.

Short-Term Investments. Short-term investments, which consist primarily of interest-bearing deposits with banks, averaged $8.9 million for the year-ended 2002, as compared to $3.8 million for the year-ended 2001. At December 31, 2002 and 2001, short-term investments totaled $4.1 million and $4.3 million, respectively. These funds are a source of our liquidity and are generally invested in an earning capacity.

Management regularly reviews our liquidity position and has implemented internal policies that establish guidelines for sources of asset-based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources.

Deposits and Other Sources of Funds. In addition to deposits, the sources of funds available for lending and other business purposes include loan repayments, loan sales, and borrowings from the Federal Home Loan Bank. Loan repayments are a relatively stable source of funds, while deposit inflows and outflows are influenced significantly by general interest rates and money market conditions. We maintain lines of credit at SunTrust Bank and at the Bankers Bank upon which we can draw up to $3.5 million. The line of credit at SunTrust Bank is secured by our common stock. There was $1.1 million drawn on that line of credit as of December 31, 2002. The line of credit at the Bankers Bank is unsecured and had no funds drawn at year end. Borrowings may be used on a short-term basis to compensate for reductions in other sources, such as deposits at less than projected levels.

We offer a full range of interest bearing and non-interest bearing accounts, including business and consumer checking accounts, negotiable order of withdrawal (“NOW”) accounts, money market accounts with limited transactions, individual retirement accounts, regular interest bearing statement savings accounts and certificates of deposit with a range of maturity date options. The sources of deposits are individuals, businesses and employees of businesses within our market areas. Deposits are generally obtained through the personal solicitation of our officers and directors, direct mail solicitation and advertisements published in the local media. We pay competitive interest rates on time and savings deposits. In addition, we have implemented a service charge fee schedule competitive with other financial institutions in our market areas, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and the like.

Deposits from our primary market provide a relatively stable funding source for our loan portfolio and other earning assets. Our total deposits were $120.6 million at December 31, 2002, and $79.9 million at December 31, 2001. Most of the $40.7 million increase in deposits since December 31, 2001, was attributable to strong growth in non-interest deposits as management directed a conscious effort to attract deposits from commercial business relationships. The funding requirements for loans have continued to increase in 2002, from 2001 levels. Net loans have increased $34.9 million during the period from December 31, 2001, to December 31, 2002. Management anticipates that a stable base of deposits will be our primary source of funding to meet both its short-term and long-term liquidity needs in the future.

The following table presents, for the years ended December 31, 2002 and 2001, the average amount of, and average rate paid on, each of the following deposit categories.

	Average Amount		Average Rate Paid
Deposit Category	2002	2001	2002	2001
	(Dollars in thousands)
Savings, NOW and money market deposits	$30,057	$15,508	1.61%	2.86%
Time deposits	67,875	51,026	3.75	5.73
Other borrowing	11,504	5,089	2.95	3.58

The following table indicates the amount of outstanding time certificates of deposit of $100,000 or more and their respective maturities as of December 31:

	2002	2001
	(In thousands)
3 months or less	$11,163	$4,496
3 – 12 months	13,686	2,002
1 – 3 years	5,342	7,239
Over 3 years	1,159	641

Total	$31,350	$14,378

Interest Sensitivity

The following is a combined maturity and re-pricing analysis of rate sensitive assets and liabilities as of December 31, 2002.

	0-90 Days	91-365 Days	Over 1 Year	Total
	(Dollars in thousands)
Interest earning assets:
Interest-bearing deposits with banks	$4,061	$—	$—	$4,061
Investment securities	—	—	8,562	8,562
Loans	30,612	13,727	81,166	125,505
Federal Home Loan Bank Stock	—	—	625	625

Total rate-sensitive assets	$34,673	$13,727	$90,353	$138,753

Interest bearing deposits	$32,796	$—	$—	$32,796
Certificates, less than $100,000	21,033	7,338	10,557	38,928
Certificates, $100,000 and over	11,163	13,686	6,501	31,350
Other borrowings	1,267	5,100	6,000	12,367

Total rate sensitive liabilities	$66,259	$26,124	$23,058	$115,441

Interest sensitivity gap:
Sensitive assets less rate sensitive liabilities	$(31,586)	$(12,397)	$67,295	$23,312

Cumulative Gap	$(31,586)	$(43,983)	$23,312

The objective of interest sensitivity management is to minimize the risk associated with the effect of interest rate changes on net interest margins while maintaining net interest income at acceptable levels. Managing this risk involves monthly monitoring of interest sensitive assets relative to interest sensitive liabilities over specific time intervals. All assets and liabilities are evaluated as maturing at the earlier of the re-pricing date or the contractual maturity date. While liabilities without specific terms such as money market, NOW and savings accounts are generally considered core deposits for liquidity purposes, they are deemed to re-price for purposes of interest rate sensitivity analysis. Management subjectively sets rates on all accounts.

At December 31, 2002, we had $48.4 million in interest sensitive assets compared to $92.4 million in interest sensitive liabilities that will mature or re-price within a year.

A negative gap position is indicative of a bank that has a greater amount of interest sensitive liabilities re-pricing (or maturing) than it does interest sensitive assets in a given time interval. In this instance, the impact on net interest income would be positive in a declining rate environment and negative if rates were rising. Conversely, a positive gap position represents a greater amount of interest sensitive assets re-pricing (or maturing). Thus, an increase in rates would positively impact net interest income, as the yield on earning assets would increase prior to the increase in the cost of interest bearing liabilities. The impact on net interest income described above is general, as other factors would additionally maximize or minimize the effect. For example, a change in the prime interest rate could effect an immediate change to rates on prime related assets, whereas a liability which re-prices according to changes in Treasury rates might (1) lag in the timing of the change and (2) change rates in an amount less than the change in the prime interest rate.

Management believes that the current balance sheet structure of interest sensitive assets and liabilities does not represent a material risk to earnings or liquidity in the event of a change in market rates.

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BUSINESS

General

We are a Florida-based unitary savings and loan holding company with one bank subsidiary, First Community Bank. Our bank subsidiary has three branch locations in Pinellas and Charlotte Counties.

In July 2000, we hired Kenneth P. Cherven as our President and Chief Executive Officer to lead our strategy of providing commercial banking products and services and growing our assets. Since that time, we have accomplished the following:

•	Assembled a team of four commercial lenders with knowledge of our local markets and have hired three administrative and support staff with prior commercial banking experience.

•	Opened our Pinellas Park branch office and our Englewood loan processing facility in 2002.

•	Emphasized growth in non-interest demand deposits and other core deposit products. As of December 31, 2002, non-interest demand deposits were 14.6% of total deposits, as compared to 10.8% of total deposits as of June 30, 2000.

•	Focused our loan growth on small and medium size businesses which resulted in total commercial real estate, commercial and industrial, and construction loans of $65.6 million, representing 52.3% of our total loan portfolio as compared to 30.0% as of June 30, 2000.

•	Improved our net interest margin to 4.01% for the month ended December 31, 2002, from 3.01% for the month ended June 30, 2000.

•	Increased our allowance for loan losses to total loans to 1.14% as of December 31, 2002, from 0.81% at December 31, 2000.

•	Implemented a strong credit culture. As of December 31, 2002, our total non-performing loans to total loans was 0.24%.

•	Increased earnings per share to $0.71 from $0.01 for the year ended December 31, 2000.

Strategy

We plan to capitalize on the opportunities created by the consolidation that has taken place in the banking industry in Florida in recent years and the bank mergers in Pinellas County over the past two years. In 2002, these mergers included the acquisitions of:

•	Gulf West Banks, Inc., by The South Financial Group of Greenville, South Carolina;

•	United Financial Holdings, Inc., by Synovus Financial Corp.;

•	Bank of St. Petersburg by Black Diamond Group, Inc.; and

•	Florida Bancorporation, Inc. by Charter Banking Corporation.

We believe that the mergers and consolidation has reduced the levels of personalized services. For the most part, the national and regional financial institutions that dominate the banking industry in Florida have increasingly focused on larger corporate customers, standardized loan and deposit products and other standardized services. More specifically, many financial institutions have centralized their loan approval practices for small businesses. The most frequent customer complaints we hear about the national and regional institutions are the lack of personalized service and the turnover in lending personnel which limits the customer’s ability to develop a relationship with his or her banker. As a result of these factors, we believe a significant opportunity exists to attract and retain customers who are dissatisfied with their current banking relationships.

We believe we are unique in the sense that we offer a Regional President and local Advisory Board of Directors in each of the counties we serve, all under the same charter. We operate each bank branch as a community bank, emphasizing local leadership and local decision-making with Regional Presidents making most major decisions. Each county’s Advisory Board and Regional President is drawn mainly from members of the local business community. We place emphasis on relationship banking so that each customer can identify and establish a comfort level with our bank officers and staff. Our Regional Presidents have loan approval authority, and deposit and loan pricing authority enabling them to provide quicker service and to respond appropriately to their respective markets. While a significant portion of our lending effort is concentrated on commercial and professional businesses, we also focus on cross-marketing our deposit products to these borrowers. Many of our retail customers are the principals and employees of our small- and medium-sized business customers.

Market Focus

We focus our marketing efforts on attracting small and medium-sized businesses and individuals, including service companies, light manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, attorneys, certified public accountants, and architects.

We have been successful in penetrating this market through our ability to deliver:

•	Tailored and flexible loan products;

•	Comprehensive online banking and cash management services; and

•	Competitive investment SWEEP products.

We distinguish ourselves from our competitors by providing a high level of personal service to customers who want quick, local decision making, and who appreciate and are looking for a long-term banking relationship. We believe banking is a business that requires public trust. Our senior management team has over 100 years of combined experience endeavoring to build a reputation worthy of our customers’ trust.

Future Growth

In the next few years, we plan to have sufficient capital on hand to take advantage of growth opportunities either through the acquisition of small banks in identified strategic markets, or through the acquisition of branch sites that may come available in markets we are trying to penetrate. Currently, we have no specific acquisition candidates targeted. We are, however, considering other locations in Pinellas and Charlotte Counties for future branch expansion. The acquisition or formation of banks, the purchase of branch facilities, and the establishment of new branch facilities are subject to regulatory approvals and other requirements. See the “Regulation and Supervision” section for more details regarding the requirements surrounding the acquisition or formation of banks.

First Community Bank of America

First Community Bank, our primary operating subsidiary, is a federally-chartered stock savings bank providing a variety of banking services to small and middle market businesses and individuals through its offices in Pinellas and Charlotte Counties. As of December 31, 2002, First Community Bank had assets of approximately $147.2 million, net loans of $123.9 million and deposits of $120.6 million. Due to our strong focus on commercial lending, approximately 52.3% of our total loans are commercial and 14.6% of our total deposits are comprised of non-interest bearing checking accounts.

Products and Services

General. We offer a broad array of traditional banking products and services to our customers, including the products and services described below. These services are offered at each of our banking locations, as well as through our online banking program at www.efirstcommbank.com.

Deposits. We offer a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, sweep accounts, cash management accounts, individual retirement accounts, savings accounts, and other time deposits, ranging from daily money market accounts to longer term certificates of deposit. We have tailored the rates and terms of our accounts and time deposits to compete with the rates and terms in our principal markets. We seek deposits from residents, businesses, professionals and employees of businesses in our primary markets. The FDIC insures all of our accounts up to the maximum amount permitted by law. In addition, we receive service charges that are competitive with other financial institutions in our principal markets, covering such matters as maintenance fees on checking accounts, per item processing fees on checking accounts, returned check charges and other similar fees.

Loan Activities. We use our deposits, together with borrowings and other sources of funds, to originate and purchase loans. We offer a full range of short- and medium-term commercial, consumer and real estate loans. We generally seek to allocate our loan portfolio as follows: 60% to real estate loans; 20% to consumer loans; and 20% to commercial and industrial loans. Our loan approval process provides for various levels of officer lending authority. When a loan amount exceeds officer lending authority levels, it is reviewed by the loan committee of our Board of Directors, which has ultimate lending authority. The loan committee meets as needed.

The risk of non-payment of loans is inherent in all loans. However, we carefully evaluate all loan applicants and attempt to minimize our credit risk by use of thorough loan application and approval procedures that we have established for each category of loan. In determining whether to make a loan, we consider the borrower’s credit history, analyze the borrower’s income and ability to repay the loan, and evaluate the need for collateral to secure recovery in the event of default. We have established an allowance for loan losses based upon assumptions and judgments regarding the ultimate collectibility of loans in our portfolio and a percentage of the outstanding balances of specific loans when their ultimate collectibility is considered questionable.

Our loan activities are primarily directed to individuals, businesses and professionals in our principal markets whose demand for funds generally fall within our bank’s respective legal lending limits and who are also likely deposit customers. We have the ability to make loans in excess of our individual loan limits when we are able to secure a commitment from another lending institution to purchase a participation in the loan. The following is a description of each of the major categories of loans which we make.

We have been approved for participation in the OTS pilot program which allows us to lend up to 25% of our capital and surplus on certain types of loans.

Commercial Loans. This category includes loans made to business entities for a variety of business purposes. We place particular emphasis on loans to small- to medium-sized professional firms, retail and wholesale businesses, and light industry and manufacturing concerns operating in our principal markets. We consider “small businesses” to include those with generally less than $10 million in sales. Our commercial loans include term loans with variable interest rates secured by equipment, inventory, receivables and real estate, as well as secured and unsecured working capital lines of credit. Risks of these types of loans depend on the general business conditions of the local economy and the borrowers’ ability to sell its products and services in order to generate sufficient business profits to repay their loans under the agreed upon terms and conditions. Personal guarantees are obtained from the principals of business borrowers, and sometimes third parties, to further support the borrowers’ ability to service the debt and reduce the risk of non-payment.

Commercial Real Estate Loans. Commercial real estate loans are offered to developers of both commercial and residential properties. Interest rates may be fixed or adjustable. We manage credit risk associated with these loans by actively monitoring such measures as advance rate, cash flow, collateral value and other appropriate credit factors. Risks associated with commercial real estate loans include the general risk of the failure of the commercial borrower, which is different for each type of business and commercial entity. We evaluate each business on an individual basis. We attempt to reduce credit risks in the commercial real estate loan portfolio by emphasizing loans on owner-occupied office and retail buildings where the loan-to-value ratio, established by independent appraisals, does not exceed 80%. In addition, we typically require personal guarantees of the principal owners.

Construction and Development Loans. Construction and development loans are made on both a pre-sold and speculative basis, and are generally at a fixed interest rate. If the borrower has entered into an arrangement to sell the property prior to beginning construction, we consider the loan to be on a pre-sold basis. If the borrower has not entered into an agreement to sell the property prior to beginning construction, we consider the loan to be on a speculative basis. We make residential and commercial construction loans to builders and developers, as well as to consumers who wish to build their own home. As of the date of this prospectus, our construction real estate portfolio consists of 84% residential and 16% commercial real estate loans. We limit the term of most construction and development loans to 12 months, although we may structure the payments based on a longer amortization basis. We base speculative loans on the borrower’s financial strength and cash flow position. Loan proceeds are disbursed based on the percentage of completion and only after an experienced construction lender or appraiser inspects the project. These loans generally command higher rates and fees commensurate with the risks warranted in the construction loan field. The risk in construction lending depends upon the performance of the builder in building the project to the plans and specifications of the borrower and our ability to administer and control all phases of the construction disbursements. Upon completion of the construction, we typically convert construction loans to permanent loans.

Residential Real Estate Loans. We make adjustable or fixed-interest rate residential real estate loans to qualified individuals for the purchase of existing single-family residences in our principal markets. We make these loans in accordance with our appraisal policy and real estate lending policy which detail maximum loan-to-value ratios and maturities. We believe that these loan-to-value ratios are sufficient to compensate us for fluctuations in real estate market values and minimize losses that could result from a downturn in the residential real estate market. We sell mortgage loans that do not conform to our policies in the secondary markets. The risk of these loans depends on our ability to sell the loans to national investors and on the frequency of interest rate changes. Our residential real estate loans are primarily in Florida.

We limit interest rate risk and credit risk on these loans by locking in the interest rate for each loan with a secondary market investor and receiving a forward sales agreement from the secondary market investor. Loans are retained for our portfolio when there is sufficient liquidity to fund the needs of the established customers and when rates are favorable to retain the loans. The loan underwriting standards and policies are generally the same for both loans sold in the secondary market and those retained in our portfolio.

Consumer and Installment Loans. Consumer loans include lines of credit and term loans secured by second mortgages on the residences of borrowers for a variety of purposes, including home improvements, education and other personal expenditures. Consumer loans also include installment loans to individuals for personal, family and household purposes, including automobile and boat loans and pre-approved lines of credit. Consumer loans generally involve more risk than mortgage loans because the collateral for a defaulted loan may not provide an adequate source of repayment of the principal. This risk is due to the potential for damage to the collateral or other loss of value, and the fact that any remaining deficiency often does not warrant further collection efforts. In addition, consumer loan performance depends on the borrower’s continued financial stability and is, therefore, more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Other Services and Products. In addition to the deposit and loan products discussed above, we also provide:

•	Cash management services;
•	Sweep accounts;
•	Telephone banking;
•	Safe deposit boxes;
•	Traveler’s checks;
•	Direct deposit of payroll and social security checks;
•	Deposit pick-up for commercial customers;
•	Online banking/bill payment services;
•	Wire transfers and ACH services;
•	Automatic drafts for various accounts;
•	Debit cards; and
•	VISA® and MasterCard® credit card services through our correspondent banks.

We also offer extended banking hours (both drive-in and lobby) and an after-hours depository. We are associated with a shared network of automated teller machines that customers may use throughout our market areas and other regions. We are associated with third party Internet banking service providers that enable us to provide customers with cost effective, secure and reliable Internet banking services.

Asset and Liability Management

Our primary assets are cash and cash equivalents, our loan portfolio and our investment portfolio. Our liabilities consist primarily of deposits. Our objective is to support asset growth primarily through the growth of core deposits, which include deposits of all categories made by individuals, partnerships, corporations and other entities. Consistent with the requirements of prudent banking necessary to maintain liquidity, we seek to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching is not always possible. The largest portion of our assets are invested in real estate, commercial and consumer loans. Our investment portfolio consists primarily of marketable securities of the United States government and, federal agencies, generally with varied maturities.

Our asset/liability mix is monitored on a regular basis with a monthly report detailing interest-sensitive assets and interest-sensitive liabilities. The objective of this policy is to control interest-sensitive assets and liabilities in order to minimize the impact of substantial movements in interest rates on our earnings.

Customers

We believe that the mergers in our market areas this past year and the consolidation of the Florida banking industry over the last several years provides community-oriented banks, such as ours, significant opportunities to build a successful, locally managed bank. We further believe that many of the larger financial institutions do not provide the high level of personalized services desired by many small and medium-sized businesses and their principals. Our marketing efforts are focused on attracting small and medium-sized businesses and individuals, including service companies, manufacturing companies, commercial real estate developers, entrepreneurs and professionals, such as engineers, physicians, CPAs, architects and attorneys.

While a significant portion of our lending effort is concentrated on commercial and professional businesses, emphasis is also placed on generating a significant amount of consumer business. Many of our consumer customers are the principals and employees of our small and medium-sized business customers. We believe in old fashioned “relationship banking”, where each customer can identify and establish a comfort level with our bank officers. We intend to continue to develop our consumer business with individuals who appreciate a high level of personal service, contact with their loan officer and responsive decision-making. Most of our business is developed through our loan officers and members of our board of directors and by pursuing an aggressive strategy of calling on customers and potential customers throughout our principal market areas.

First Community Lender Services, Inc.

First Community Lender Services, Inc. was incorporated in 2001 as a wholly-owned subsidiary of First Community. First Community Lender Services was originally established to network with title insurance vendors. First Community Lender Services had little activity in 2001 and 2002, and no activities to date in 2003. We are currently reevaluating the corporate purpose of this subsidiary to determine what activities can complement our business strategy and provide additional sources of income.

Information About Our Primary Markets

We currently consider our primary market areas to be Pinellas and Charlotte Counties. Pinellas County is a peninsula bordered by the Gulf of Mexico on the west and by Tampa Bay on the east. According to the 2000 U.S. Census Bureau statistics, Pinellas County has a population of approximately one million, making it the fifth most populous county in Florida. Pinellas County has grown 8.2% since 1990. The median household income was $37,111. Pinellas County is contiguous with Hillsborough County, Florida, which as of 2000 had a population of approximately one million. Pinellas County’s top three key business segments are services industries, light manufacturing and financial services. Charlotte County is located between Lee County (Fort Myers) and Sarasota County in Southwest Florida on the Gulf of Mexico. It is about 100 miles south of St. Petersburg. Charlotte County had a population of 141,627 according to the 2000 U.S. Census data. Charlotte County has grown 27.6% since 1990. The median household income is $36,379. Named “Best Place in the South” by Money magazine first in 1997, the community has received similar recognition from that and other sources almost every year since. Charlotte County’s top two business segments are service industries and construction.

Competition

We are subject to intense competition in our primary market areas. We face substantial competition in all phases of our operations from a variety of different competitors. These competitors include:

•	Large national and super-regional financial institutions that have well-established branches and significant market share in the communities we serve;
•	Finance companies, investment banking and brokerage firms, and insurance companies that offer bank-like products;
•	Credit unions, which can offer highly competitive rates on loans and deposits because they receive tax advantages not available to commercial banks;
•	Other community banks, including start-up banks, that can compete with us for customers who desire a high degree of personal service;
•	Technology-based financial institutions including large national and super-regional banks offering on-line deposit, bill payment, and mortgage loan application services; and
•	Both local and out-of-state trust companies and trust service offices.

Other existing community banks with whom we compete directly, and many new community bank start-ups, have marketing strategies similar to ours. These other community banks may open new branches in the communities we serve and compete directly for customers who want the level of service offered by community banks. Other community banks also compete for the same management personnel in Florida.

Various legislative actions in recent years have led to increased competition among financial institutions. With the enactment of the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 and other laws and regulations affecting interstate bank expansion, it is easier for financial institutions located outside of the State of Florida to enter the Florida market, including our targeted markets. In addition, recent legislative and regulatory changes and technological advances have enabled customers to conduct banking activities without regard to geographic barriers, through computer and telephone-based banking and similar services. There can be no assurance that the United States Congress, the Florida Legislature, or the applicable bank regulatory agencies will not enact legislation or promulgate rules that may further increase competitive pressures on us.

Facilities

We own our corporate headquarters, which also serves as our Mid-County office, and is located at 9001 Belcher Road, Pinellas Park, Florida, 33782. The Mid-County office is a 7,200 square foot, two-story stand alone building. The facility has three drive-through lanes and an ATM machine.

In addition, we own two other branch offices. Our St. Petersburg office consists of a 5,500 square foot, single story facility, with two-drive through lanes and an ATM machine. Our Port Charlotte office is located in a stand-alone building consisting of approximately 4,000 square feet. The Port Charlotte office has two drive-through lanes.

We lease our loan production facility in Englewood, Florida. The loan production facility consists of a 1,000 square foot storefront location.

We recently entered into a lease for a new branch location in Largo, Florida. The branch consists of a 2000 square foot, single story facility with one drive-through lane. We anticipate that the facility will open in August, 2003.

Employees

First Community has no employees of its own and operates using employees of First Community Bank. First Community Bank currently employs 48 full-time personnel and one part-time person.

Legal Proceedings

From time-to-time, we are involved in litigation arising in the ordinary course of our business, such as claims to collect past due loans. As of the date of this prospectus, we are not engaged in any material legal proceedings.

REGULATION AND SUPERVISION

General

We are a registered unitary savings and loan holding company within the meaning of the Home Owners’ Loan Act (“HOLA”). We, and our subsidiary, First Community Bank, operate in a highly regulated environment. Our business activities, which are governed by statute, regulation and administrative policies, are supervised by a number of federal bank regulatory agencies, including the Office of Thrift Supervision (“OTS”), the Federal Deposit Insurance Corporation (“FDIC”) and, to a limited extent, the Federal Reserve Board. The following is a brief summary of the more recent legislation that affects our company and our subsidiaries.

Regulation of the Holding Company

Restrictions on the Acquisition of Savings Institutions. Section 1467a of the HOLA provides that no holding company, directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions, may acquire “control” of an insured savings institution at any time without the prior approval of the OTS. In addition, any holding company that acquires such control becomes a savings and loan holding company subject to registration, examination and regulation under HOLA and the regulations promulgated thereunder. Control in this context means ownership, control of, or holding proxies representing more than 25% of the voting shares of, an insured institution, the power to control in any manner the election of a majority of the directors of such institution or the power to exercise a controlling influence over the management or policies of the institution.

The OTS also has established certain rebuttable control determinations. An acquiror must file for approval of control with the OTS, or file to rebut the presumptions before surpassing a rebuttable control level of ownership. To rebut the presumption, the acquiror must file a submission with the OTS setting forth the reasons for rebuttal. The submission must be filed when the acquiror acquires more than 25% of any class of voting stock of the savings bank and when they have any of the control factors enumerated in 12 C.F.R. Section 574.4(c) which include, but are not limited to:

•	The acquiror would be one of the two largest stockholders of any class of voting stock;
•	The acquiror and/or the acquiror’s representative or nominees would constitute more than one member of the savings bank’s board of directors; and
•	The acquiror or nominee or management official of the acquiror would serve as the chairman of the board of directors, chairman of the executive committee, chief executive officer, chief operating officer, chief financial officer, or in any similar policy making authority in the savings bank.

Transactions with Affiliates. Our authority to engage in transactions with related parties or “affiliates” or to make loans to certain insiders, is limited by Sections 23A and 23B of the Federal Reserve Act (“FRA”) and Regulation “W” adopted by the Federal Reserve. Section 23A limits the aggregate amount of transactions with any individual affiliate to 10% of the capital and surplus of the savings institution and also limits the aggregate amount of transactions with all affiliates to 20% of the savings institution’s capital and surplus.

Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in the FRA and the purchase of low quality assets from affiliates is generally prohibited. Section 23B provides that certain transactions with affiliates, including loans and asset purchases, must be on terms and circumstances, including credit standards, that are substantially the same or at least as favorable to the savings institution as those prevailing at the time for comparable transactions with a non-related party or non-affiliated holding company. In the absence of comparable transactions, such transactions may only occur under terms and circumstances, including credit standards, that in good faith would be offered to or would apply to non-related parties or non-affiliated companies. Notwithstanding Sections 23A and 23B, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies under Section 4(c) of the Bank Holding Company Act of 1956. Further, no savings institution may purchase the securities of any affiliate other than a subsidiary.

In addition, Sections 22(g) and 22(h) of the FRA and Regulation O (which set limits on extensions of credit to executive officers, directors and 10% stockholders, as well as companies which such persons control) apply to savings institutions. Among other things, such loans must be made on terms, including interest rates, substantially the same as loans to unaffiliated individuals and which involve no more than the normal risk of collectibility. These regulations also place limits on the amount of loans we may make to such persons. These restrictions apply in addition to certain restrictions on transactions with affiliates contained in the OTS regulations.

Support of Subsidiary Depository Institutions. Under OTS policy, First Community is expected to act as a source of financial strength to and to commit resources to support First Community Bank. This support may be required at times when, in the absence of such OTS policy, First Community might not be inclined to provide such support. In addition, any capital loans by First Community to First Community Bank must be subordinate in right of payment to deposits and to certain other indebtedness of First Community Bank. In the event of bankruptcy, any commitment by a holding company to a federal bank regulatory agency to maintain the capital of a subsidiary depository institution will be assumed by the bankruptcy trustee and will be entitled to a priority of payment.

Under the FDIA, a depository institution of a holding company, can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC, in connection with:

•	The default of a commonly controlled FDIC-insured depository institution; or
•	Any assistance provided by the FDIC to any commonly controlled FDIC-insured depository institution in danger of default.

Default is defined generally as the appointment of a conservator or a receiver and “in danger of default” is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance.

Payment of Dividends. To date, our principal source of cash flow, including cash flow to pay cash dividends, has been dividends from our bank subsidiary. There are statutory and regulatory limitations on the payment of dividends by First Community Bank. The ability of our bank subsidiary to pay a dividend to us is governed by the OTS’s capital distribution regulation. Under the regulation, we may make a capital distribution without the approval of the OTS, provided the OTS is notified 30 days before declaration of the capital distribution. We must also meet the following requirements:

•	It has a regulatory rating in one of the two top examination categories;
•	It is not of supervisory concern, and will remain adequately or well-capitalized, as defined in the OTS prompt corrective action regulations, following the proposed distribution; and
•	The distribution does not exceed our net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid).

If we do not meet the above-stated requirements, we must obtain the prior approval of the OTS before declaring any proposed distributions. The OTS can prohibit a proposed capital distribution by a savings institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice. We did not pay a dividend in 2002; instead earnings were reinvested to support our current growth rate.

Regulation of First Community Bank of America

Capital Requirements. Both OTS and FDIC have promulgated regulations setting forth capital requirements applicable to depository institutions. The OTS capital regulations require savings institutions to meet three capital standards:

•	A 1.5% tangible capital ratio (defined as the ratio of tangible capital to adjusted total assets);

•	A 4% leverage (core capital) ratio (defined as the ratio of core capital to adjusted total assets); and
•	An 8% risk-based capital standard as defined below.

Our tangible capital, core capital, and risk-based capital ratios at December 31, 2002, were 9.42%, 7.29%, and 10.65%, respectively.

Core capital is defined as common stockholder=s equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, minority interests in equity accounts of consolidated subsidiaries, certain goodwill and certain mortgage servicing rights less certain intangible assets, mortgage servicing rights less certain intangible assets, mortgage servicing rights and investments in nonincludable subsidiaries. Tangible capital is defined in the same manner as core capital, except that all intangible assets (excluding certain mortgage servicing rights) must be deducted. Adjusted total assets is defined as GAAP total assets, minus intangible assets (except those included in core capital). The OTS regulations also require that in calculating the leverage ratio, tangible and risk-based capital standards, savings institutions must deduct investments in and loans to subsidiaries engaged in activities not permissible for a national bank.

The OTS risk-based capital standard for savings institutions requires that total capital (comprised of core capital and supplementary capital) be at least 8% of risk-weighted assets. In determining risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight of 0% to 100%, as assigned by the OTS capital regulation based on the risks OTS believes are inherent in the type of asset. Generally, zero weight is assigned to risk-free assets, such as cash and unconditionally guaranteed United States Government securities. A weight of 20% is assigned to, among other things, certain obligations of United States Government-sponsored agencies (such as the FNMA and the FHLMC) and certain high quality mortgage-related securities. A weight of 50% is assigned to qualifying mortgage loans and certain other mortgaged-related securities, repossessed assets and assets that are 90 days or more past due.

The components of core capital are equivalent to those discussed above. The components of supplementary capital include permanent capital instruments (such as cumulative perpetual preferred stock, mandatory convertible subordinated debt and perpetual subordinated debt), maturing capital instruments (such as mandatory convertible subordinated debt and intermediate-term preferred stock) and the allowance for loan and lease losses. Allowance for loan and lease losses includable in supplementary capital is limited to a maximum of 1.25% of risk-weighted assets. Overall, the amount of capital counted toward supplementary capital cannot exceed 100% of core capital.

At December 31, 2002, we met each of our capital requirements. The following table sets forth the regulatory capital calculations of First Community Bank at December 31, 2002:

	Tier I		Risk-Based
	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Regulatory capital	$10,555	9.42%	$11,933	10.65%
Requirement	4,483	4.00	8,966	8.00

Excess	$6,072	5.42%	$2,967	2.65%

Standards for Safety and Soundness. The FDICIA, as amended by the Reigle Community Development and Regulatory Improvement Act of 1994, requires each federal banking agency to prescribe for all insured depository institutions and their holding companies standards relating to internal controls, information systems and audit systems, loan documentation, credit underwriting, interest rate risk exposure, asset growth, and compensation, fees and benefits and such other operational and managerial standards as the agency deems appropriate. The OTS and the other federal banking agencies adopted a rule establishing deadlines for the agencies to submit and review safety and soundness compliance plans and Interagency Guidelines Establishing Standards for Safety and Soundness. The guidelines require depository institutions to maintain internal controls and information systems and internal audit systems that are appropriate for the size, nature and scope of the institution’s business.

The guidelines also establish certain basic standards for loan documentation, credit underwriting, interest rate-risk exposure, and asset growth. The guidelines further provide that savings institutions should maintain safeguards to prevent the payment of compensation, fees and benefits that are excessive or that could lead to material financial loss, and that they should take into account factors such as compensation practices at comparable institutions. The Interagency Guidelines also include asset quality and earnings standards.

If the OTS determines that a savings institution is not in compliance with the safety and soundness guidelines, it may require the institution to submit an acceptable plan to achieve compliance with the guidelines. A savings institution is required to submit an acceptable compliance plan to the OTS within 30 days after receipt of a request for such a plan. Failure to submit or implement a compliance plan may subject the institution to regulatory sanctions.

Insurance of Deposit Accounts. The FDIC is the administrator for the Savings Institution Insurance Fund (“SAIF”) and the Bank Insurance Fund (“BIF”), and independently establishes insurance premiums for each Fund. Our deposit accounts are insured by the SAIF which is also administered by the FDIC. The Federal Deposit Insurance Act requires that the reserves of the SAIF and the BIF to be 1.25% of total insured deposits. Both funds are fully funded.

The FDIC applies a risk-based assessment system for insured depository institutions that takes into account the risks attributable to different categories and concentrations of assets and liabilities. In accordance with its rule, the FDIC assigns a depository institution to one of three capital categories based on the institution’s financial information, as of the reporting period ending seven months before the assessment period. A depository institution’s assessment rate depends on the capital category and supervisory category to which it is assigned. There are nine assessment risk classifications (i.e., combinations of capital groups and supervisory subgroups) to which different assessment rates are applied.

The current regular semi-annual SAIF assessments range between 0% and 0.27% of deposits. Our assessment for the year ended December 31, 2002, was $12,800.

Qualified Thrift Lender Test (“QTL”). The HOLA requires savings institutions to meet a QTL test. The QTL test, as amended by the FDICIA, requires savings institutions to maintain at least 65% of its “portfolio assets” (as defined by regulation) in qualified thrift investments, primarily residential mortgages and related investments on a monthly basis in nine out of every 12 months. The definition of portfolio assets has recently been amended to include the small business loans upon which we focus. As of December 31, 2002, we exceeded the QTL test, maintaining approximately 90% of our portfolio assets in qualified thrift investments.

Interstate Banking. Federally-chartered savings institutions are allowed to branch nationwide to the extent allowed by federal statute. This ability permits savings institutions with interstate networks to diversify their loan portfolios and lines of business. The OTS authority preempts any state law purporting to regulate branching by federal savings institutions. Prior approval of the OTS is required for a savings institution to branch interstate or intrastate. To obtain supervisory clearance for branching, an applicant’s regulatory capital must meet or exceed the minimum requirements established by law and by the OTS regulations. In addition, the savings institution must have a satisfactory record under the Community Reinvestment Act (“CRA”). First Community Bank does not conduct interstate branching operations and does not plan to do so in the foreseeable future.

The Reigle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Interstate Act”) eliminated many existing restrictions on interstate banking by authorizing interstate acquisitions of financial institutions by bank holding companies without geographic limitations. Under the Interstate Act, existing restrictions on interstate acquisitions of banks by bank holding companies were repealed. Bank holding companies located in Florida are able to acquire any Florida-based bank, subject to certain deposit percentage and other restrictions. The legislation also provides that de novo branching by an out-of-state bank is permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state is subject to applicable state branching laws. Florida law permits interstate branching through the acquisition of a bank in existence for more than three years, but prohibits de novo branching by out of state banks.

OTS Assessments. Savings institutions are required by OTS regulation to pay assessments to the OTS to fund the operations of the OTS. The general assessment, to be paid on a semiannually basis, is computed upon the savings institution’s total assets, including consolidated subsidiaries, as reported in the institution’s latest quarterly thrift financial report. For the year-ended December 31, 2002, our OTS assessment was $35,513.

Federal Home Loan Bank System

We are a member of the Federal Home Loan Bank system, which consists of 12 regional FHLBs. The FHLB provides a central credit facility primarily for member institutions. As a member of the FHLB-Atlanta, we are required to acquire and hold shares of capital stock in that FHLB in an amount at least equal to 1% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20th of its advances (borrowings) from the FHLB-Atlanta, whichever is greater. We are in compliance with this requirement. FHLB advances must be secured by specified types of collateral and may be obtained only for the purpose of providing funds for residential housing finance.

The FHLBs are required to provide funds for the resolution of insolvent savings institutions and to contribute funds for affordable housing programs. These requirements could reduce the amount of dividends that the FHLBs pay to their members and could also result in the FHLBs imposing a higher rate of interest on advances to members. For the year ended December 31, 2002, dividends paid by the FHLB-Atlanta to First Community Bank amounted to $24,566, at a yield of 5.30% of our pre-tax income. Should dividends be reduced, or interest on FHLB advances increased, our consolidated net interest income might also be reduced. Furthermore, there can be no assurance that the value of the FHLB-Atlanta stock we hold will not decrease as a result of any new legislation.

Federal Reserve System

Federal Reserve regulations require depository institutions to maintain non-interest-earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The Federal Reserve regulations generally require that reserves of 3% must be maintained against aggregate transaction accounts of $41.3 million or less (subject to adjustment by the Federal Reserve) and an initial reserve of $1,239,000 plus 10% of accounts in excess of $41.3 million. The first $5.7 million of otherwise reversible balances (subject to adjustments by the Federal Reserve) are exempted from the reserve requirements. We are in compliance with the foregoing requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements imposed by the OTS.

Because required reserves must be maintained in the form of either vault cash, a non-interest-bearing account at a Federal Reserve or a pass-through account as defined by the Federal Reserve, the effect of this reserve requirement is to reduce our interest-earning assets. FHLB System members are also authorized to borrow from the Federal Reserve discount window, however, Federal Reserve regulations require institutions to exhaust all FHLB sources before borrowing from a Federal Reserve.

Other Laws

State usury and credit laws limit the amount of interest and various other charges collected or contracted by a bank on loans. Our loans are also subject to federal laws applicable to credit transactions, such as the:

•	Federal Truth-In-Lending Act, which governs disclosures of credit terms to consumer borrowers;

•	Community Reinvestment Act, which requires financial institutions to meet their obligations to provide for the total credit needs of the communities they serve, including investing their assets in loans to low- and moderate-income borrowers;
•	Home Mortgage Disclosure Act requiring financial institutions to provide information to enable public officials to determine whether a financial institution is fulfilling its obligations to meet the housing needs of the community it serves;
•	Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibitive factors in extending credit;
•	Real Estate Settlement Procedures Act, which requires lenders to disclose certain information regarding the nature and cost of real estate settlements, and prohibits certain lending practices, as well as limits escrow account amounts in real estate transactions;
•	Fair Credit Reporting Act governing the manner in which consumer debts may be collected by collection agencies; and
•	Rules and regulations of various federal agencies charged with the responsibility of implementing such federal laws.

Our operations are also subject to the:

•	Privacy provisions of the Gramm-Leach-Bliley Act of 1999, which requires us to maintain privacy policies intended to safeguard consumer financial information, to disclose these policies to our customers, and allow customers to “opt out” of having their financial service providers disclose their confidential financial information to non-affiliated third parties, subject to certain exceptions;
•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
•	Electronic Funds Transfer Act and Regulation E, which govern automatic deposits to, and withdrawals from, deposit accounts and customers’ rights and liabilities arising from the use of debit cards, automated teller machines and other electronic banking services.

Financial Modernization

The Gramm-Leach-Bliley Act of 1999 sought to achieve significant modernization of the federal bank regulatory framework by allowing the consolidation of banking institutions with other types of financial services firms, subject to various restrictions and requirements. In general, the Gramm-Leach-Bliley Act repealed most of the federal statutory barriers which separated commercial banking firms from insurance and securities firms and authorized the consolidation of such firms in a “financial services holding company”. We have no immediate plans to utilize the structural options created by the Gramm-Leach-Bliley Act, but we may develop such plans in the future.

After the September 11, 2001 terrorist attacks in New York and Washington, D.C., the United States government acted in several ways to tighten control on activities perceived to be connected to money laundering and terrorist funding. A series of orders were issued which identify terrorists and terrorist organizations and require the blocking of property and assets of, as well as prohibiting all transactions or dealings with, such terrorists, terrorist organizations and those that assist or sponsor them. The USA Patriot Act:

•	Substantially broadens existing anti-money laundering legislation and the extraterritorial jurisdiction of the United States;
•	Imposes new compliance and due diligence obligations;
•	Creates new crimes and penalties;
•	Compels the production of documents located both inside and outside the United States; including those of foreign institutions that have a correspondent relationship in the United States; and
•	Clarifies the safe harbor from civil liability to customers.

In addition, the United States Treasury Department issued regulations in cooperation with the federal banking agencies, the Securities and Exchange Commission, the Commodity Futures Trading Commission and the Department of Justice to:

•	Require customer identification and verification;
•	Expand the money-laundering program requirement to the major financial services sectors; including insurance and unregistered investment companies, such as hedge funds; and
•	Facilitate and permit the sharing of information between law enforcement and financial institutions, as well as among financial institutions themselves.

The United States Treasury Department also has created the Treasury USA Patriot Act Task Force to work with other financial regulators, the regulated community, law enforcement and consumers to continually improve the regulations.

On July 30, 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002 (“Act”). The Securities and Exchange Commission (“SEC”) has promulgated certain regulations pursuant to the Act and will continue to propose additional implementing or clarifying regulations as necessary in furtherance of the Act. The passage of the Act and the regulations implemented by the SEC subject publicly traded companies to additional and more cumbersome reporting regulations and disclosure. Compliance with the Act and corresponding regulations may increase our operating expenses. The Nasdaq National Market has also proposed corporate governance rules that are intended to allow shareholders to more easily and efficiently monitor the performance of companies and directors.

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MANAGEMENT

Executive Officers and Directors of First Community

The following table sets forth certain information with respect to our executive officers and directors.

Name	Age	Position

Kenneth P. Cherven	43	Director, President and Chief Executive Officer

Edwin C. Hussemann	56	Director and Treasurer

James Macaluso	59	Director

David K. Meehan	56	Director and Vice-Chairman

Robert G. Menke	38	Director

Robert M. Menke	69	Director and Chairman

G. Randaulph Poucher	71	Director

Ralph E. Stevens, Jr.	71	Director

John A. Stewart	52	Senior Vice President and Chief Financial Officer

Kenneth P. Cherven is President, Chief Executive Officer and Director of First Community and is Chief Executive Officer and Director of First Community Bank. Mr. Cherven also serves as an Advisory Director of the Pinellas and Charlotte County Regions. Mr. Cherven has been our President and Chief Executive Officer since July 2000. Mr. Cherven has been in banking in Florida since 1981 and has served as President and CEO of two local and regional banks: first at Gulf Bank where he served from 1989 to 1993; and then at Premier Community Bank where he served from 1994 to 1999. Mr. Cherven has a MBA degree in Business from the University of Tampa and a Bachelor’s degree in Finance from Florida Southern College. Mr. Cherven serves as an adjunct Professor for the Florida School of Banking, and the Graduate School of Banking at Louisiana State University where he also serves as Trustee. Mr Cherven is Chairman of the Foundation Board of St. Petersburg College.

Edwin C. Hussemann is a Director of First Community and First Community Bank. Mr. Husseman has served in this position since 1995. Mr. Hussemann is a Certified Public Accountant. For the last 27 years, Mr. Hussemann has served as Chief Financial Officer of Bankers Insurance Group, Inc., as well as at several of its subsidiaries. He is a member of the American Institute of Certified Public Accountants (AICPA) and the Florida Institute of Certified Public Accountants (FICPA).

James Macaluso is a Director with First Community and First Community Bank, commencing his position in January, 1999. He is also an Advisory Director and Chairman of the First Community Bank Pinellas County Region. From 1991 through the present, Mr. Macaluso has been an accountant with, and owner of, Macaluso & Company, P.A. in St. Petersburg, Florida. Mr. Macaluso is a former member of the Board of Directors of Marine Bank of St. Petersburg, Florida where he served for 12 years. With Marine Bank he also served as Chairman of the Audit Committee.

David K. Meehan is a Director of First Community and First Community Bank. He has served in that capacity since 1995. He joined the organizers of Bankers Insurance Group, Inc. (BIG), in 1976 as Corporate Secretary and was appointed its President in 1979. He is currently First Vice-Chairman of BIG and President of Bankers Insurance Company. He has served in that capacity since October 1997. In 1999, Mr. Meehan was appointed by Florida Governor Jeb Bush as Commissioner of the Florida Fish and Wildlife Conservation Commission. He was reappointed by the Governor in July 2002 to serve another 5 year term. Mr. Meehan has served on the Boards of Governors of the Florida Joint Underwriting Association, the Florida Property and Casualty Joint Underwriting Association, Insurance Management Solution Group, Inc. and the Florida Residential Property and Casualty Joint Underwriting Association. Mr. Meehan is also a member of the Florida State University Alumni and Advisory Board, Director of the Florida Insurance Council, National Association of Independent Insurers, past National Flood Insurance Chairman, and past Chairman and President of the Florida Association of Domestic Insurance Companies.

Robert G. Menke is a Director of First Community and First Community Bank. He has served in that position since 2000. Mr. Menke is the son of Robert M. Menke, our Chairman. Since 2002, Mr. Menke has acted as a consultant to BIG and its affiliated companies. Prior to that, from 1999 to 2002, Mr. Menke served as Chief Executive Officer and President of P&C Companies. From 1996 to 1999, he served as Executive Vice President and Chief Operations Officer at BIG. Mr. Menke has an MBA from the University of South Florida.

Robert M. Menke is a Director and our Chairman and a Director of First Community Bank. He has served in that capacity since 1995. Mr. Menke founded Bankers Insurance Group in 1976 and, is currently, and has been, its Chairman of the Board since inception. Mr. Menke was honored as “Insurance Man of the Year” in 1986 by the Florida Association of Domestic Insurance Companies. Mr. Menke is also a member of the Florida Insurance Council, and the National Association of Independent Insurers. He is currently a director of Bankers Security Insurance Company, Bankers Life Insurance Company and Bankers Insurance Company.

Gordon Randaulph “Randy” Poucher is a Director of First Community and First Community Bank and an Advisory Director of the Pinellas County Region and a member of the Executive Committee. He has served in that position since 1999. Mr. Poucher is a native of St. Petersburg. From 1975 through the present, Mr. Poucher has been the owner of A. Randy’s Electric, Inc. Mr. Poucher was a Director of the Marine Bank of St. Petersburg, Florida.

Ralph E. Stevens, Jr. is a Director of First Community, Chairman of First Community Bank, and Vice Chairman of the Pinellas Regional Division. He is also an Advisory Director of the Pinellas County Region. He has been with us since 1997. Mr. Stevens is a former director of South Trust Bank of Southwest Florida. Since 1994, Mr. Stevens has served as President of Stevens & Stevens Business Records Management, Inc. He is also a Director for Bankers Financial Corporation. Mr. Stevens is a graduate of the University of Florida.

John A. Stewart, Jr. is Senior Vice President and Chief Financial Officer for First Community. He joined First Community in that capacity in 2000. Mr. Stewart has been in banking in Florida since 1975. From July 1989 to December 1999 he served as Senior Vice President and Chief Financial Officer at First Federal Savings Bank of the Glades. Prior to that he was employed as Vice President of Bayside Federal Savings and Loan Association. Mr. Stewart has a Bachelors degree in Accounting from the University of Tennessee.

First Community Bank Executive Officers

Scott C. Boyle is Regional President of Pinellas County for First Community Bank. Mr Boyle has served in that capacity since January, 1999. Mr. Boyle has been in banking in Florida since 1977. From June 1990 to January 1999, Mr. Boyle was with First Central Bank in St. Petersburg, Florida as Senior Vice President, Commercial Lending. Mr. Boyle has a Bachelor’s degree in Business and Finance from the University of Florida. Mr. Boyle is active in the Kiwanis Club of St. Petersburg and the St. Petersburg Chamber of Commerce.

Michael J. Bullerdick is Regional President of Charlotte County for First Community Bank. Mr. Bullerdick has been in that position since March 2003. Mr Bullerdick has been in banking in Florida since 1981. Prior to joining First Community Bank, Mr. Bullerdick was employed with SunTrust Bank for nine years, most recently as Senior Vice President, Commercial Banking. From 1989 to 1993 he was employed as Head of Commercial and Residential Lending for Century Bank. Mr. Bullerdick has a BS degree in Business Administration from Ferris State University and an M.B.A. in Finance from the University of Sarasota. Mr Bullerdick is active in the Police Athletic League of Sarasota, and is a graduate of Leadership Sarasota.

Clifton E. Tufts is Executive Vice President of First Community Bank. He has served in that position since February, 2003. From 1998 to 2002, Mr. Tufts served as Senior Vice President and then Executive Vice President of Premier Community Bank of Florida. Mr. Tufts also served as Head of the Association Services Division for Premier’s holding company, P.C.B. Bancorp, Inc. P.C.B. is a four-bank holding company located in Largo, Florida. Mr. Tufts is a graduate of Stetson University and has a BBA degree in Accounting. Mr. Tufts is a Certified Public Accountant in the State of Florida. Mr. Tufts is active in Little League and Youth Football in North Tampa, and serves as a Director for the Community Associations Institute’s Suncoast Chapter. Mr. Tufts also serves as Vice Chairman of the Banking Committee of the National CAI.

Dependence on Management

Our future success depends, in large part, upon the continuing contributions of our key management personnel. The loss of services of one or more key executives could have a material adverse effect on our operations and financial condition. The only employment agreement that we have is with our Chief Executive Officer and President, Kenneth P. Cherven. Mr. Cherven’s employment agreement contains a non-compete clause for two years following the termination of his agreement. The non-compete clause prevents Mr. Cherven from completing with us either directly or indirectly within a 35 miles of the main office of First Community Bank.

Board Compensation

Our Directors do not currently receive cash compensation for their services as directors, although members may be reimbursed for reasonable expenses incurred in attending meetings. First Community Bank Board members receive $400 per meeting, with the Chairman receiving $500 per meeting. The Pinellas County Regional Board members receive $500 per meeting and Charlotte County Regional Board members receive $250 per meeting, with no additional fees to their respective Chairmen.

EXECUTIVE COMPENSATION

The following table sets forth information concerning compensation for services rendered to us in 2002, 2001 and 2000 by our chief executive officer, as well as each other officers where annual salary and bonus exceeded $100,000.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus(1)	Other Annual Compensation(2)	Securities Underlying Options/SARS Awards(3)

Kenneth P. Cherven President, Chief Executive Officer and Director of First Community and is Chief Executive Officer, and Director of First Community Bank	2002 2001 2000	$151,424 145,600 140,000	$50,000 18,000 6,000	$19,212 18,108 12,997	— 100,000 —

Dale E. Bowe(4) Former Regional President, Charlotte County	2002 2001 2000	$113,568 109,200 105,000	$10,000 7,000 14,000	$6,000 6,000 6,000	— 20,000 —

Scott C. Boyle Regional President, Pinellas County	2002 2001 2000	$113,568 109,200 105,000	$30,000 14,000 14,000	$6,508 6,188 6,059	— 30,000 —

(1)	Annual incentive awards paid for results achieved during the calendar year, which were paid during the year or immediately following the years indicated.
(2)	All additional forms of cash and non-cash compensation paid, awarded or earned which includes automobile allowances and club membership costs.
(3)	Grants of stock options made under First Community Bank Corporation of America’s 2000 Stock Option Plan.
(4)	Mr. Bowe resigned in March, 2003.

Employment Agreements With Our Chief Executive Officer

Kenneth P. Cherven, entered into a joint employment agreement dated as of June 16, 2000, with First Community and First Community Bank, pursuant to which Mr. Cherven is to serve as President and Chief Executive Officer of First Community, and as Chief Executive Officer of First Community Bank. The employment agreement has a five-year term ending on July 3, 2005. The employment agreement calls for a base salary of $140,000 in the first year of the term and shall be adjusted annually by the Board. The employment agreement requires that an annual bonus be paid provided that certain predetermined performance goals are met. The performance goals are mutually agreed upon at the beginning of each year. An additional bonus may be granted at the Board’s discretion. In addition, the agreement grants Mr. Cherven stock options to purchase 20,000 shares of the common stock in the first year and 10,000 shares each year thereafter at an exercise price of $10.00 per share. Mr. Cherven’s employment agreement contains a non-compete provision for two years following termination of the employment agreement. The non-compete provision prevents Mr. Cherven from competing with us either directly or indirectly within 35 miles of the main office of First Community Bank. The agreement calls for a severance payment equal to existing compensation through the end of the term of his employment agreement should Mr. Cherven be terminated for other than Good Cause or if he resigns for Good Reason as defined in the agreement.

We have no other employment agreements with our executive officers.

Stock Options

Aggregated Option Exercises in Last Fiscal Year

and Fiscal Year-End Options Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year-End
Kenneth P. Cherven	5,000	$50,000	27,000/ 68,000	$952,000	(*)

(*)	A price of $10.00 per share was used in determining the value of these in-the-money options.

Stock Option Plan

We currently have one stock option plan for employees and one for directors. Both plans were adopted in 2000. The weighted average exercise price per share for options under both plans was $11.25 at December 31, 2002.

The First Amended and Restated Long-Term Incentive Plan provides for the attainment, retention and motivation of employees. Under the Incentive Plan, 250,000 shares of common stock were reserved for grant. As of December 31, 2002, options for 165,000 shares have been granted, leaving 85,000 shares available for future grant under the Incentive Plan. Incentive Plan options vest over a range from grant date to eight years and expire six years after vesting is complete.

The Non-Employee Director Stock Option Plan was established to secure the benefits of the incentive inherent in increased common stock ownership by the members of the Board of Directors. Under the Director Plan 300,000 shares of common stock were reserved for option grants. As of December 31, 2002, no options remain available for grant under the Director Plan. Director Plan options vest immediately and have a life of five years.

401(k) Profit Sharing Plan

We currently sponsor a 401(k) profit sharing plan for all employees electing to participate after meeting certain length-of-service requirements. First Community contributed approximately $47,500 to the 401(k) profit sharing plan during 2002.

Incentive Compensation Plan

In 2001, our bank subsidiary adopted an Incentive Compensation Plan to reward officers who have contributed or will contribute to First Community Bank’s profitability. The Incentive Compensation Plan in administered through the Executive Committee. The Chief Executive Officer makes recommendations to the Executive Committee for all awards other than his own. The final proposed awards are then submitted to the Board for approval. Awards under the Incentive Compensation Plan are based upon the net income of First Community Bank. For the year-ended December 31, 2002, we awarded $110,000 under the Incentive Compensation Plan.

Outstanding Warrants

In 2001, First Community sold 180,784 shares of common stock for an total of approximately $2,169,000 in a private placement of stock . For every two shares of common stock purchased in the private placement, the purchasers received a warrant to purchase one share of common stock for $15.00 per share. All warrants issued in the offering expire June 30, 2004. No warrants have been exercised as of December 31, 2002. At December 31, 2002, 90,392 warrants remain outstanding.

Issuance of Additional Options and Warrants

Pursuant to an agreement with the State of Ohio to register shares in this offering, First Community will not grant any additional options or warrants to officers, directors, employees and 5.0% shareholders for a one year period following the offering, except for pro rata distributions to all shareholders and a maximum total grant of 20,000 options to employees of First Community Bank hired since the initial filing of the offering.

CERTAIN TRANSACTIONS

From time-to-time, our bank subsidiary makes loans to our executive officers and directors in accordance with our usual loan approval criteria. All such loans are made on substantially the same terms, including interest rates and collateral, as loans that are made to unaffiliated parties. As of December 31, 2002, the aggregate balance of all such loans was approximately $1.5 million; or approximately 1.2% of the total loans. All loans to our executive officers and directors are current and performing.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Certain Beneficial Owners

The following table contains information regarding the only person known to us, other than certain executive officers and directors listed below, to be the beneficial owner of five percent or more of the outstanding shares of First Community as of March 25, 2003.

Name and Address of Beneficial Owner	Number of Common Shares Owned (*)	% of Beneficial Ownership
Western International Insurance Company Bank America Building Fort Street George Town, Grand Cayman	72,500	7.10%
(*)	Includes shares for which the named person:
•	has sole voting and investment power,
•	has shared voting and investment power with a spouse, or
•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes, but does not include shares that may be acquired by exercising stock options.

Western International Insurance Company is wholly owned by Venture Capital Corporation. Venture Capital Corporation is a Cayman Islands corporation wholly owned by Venture II Trust, a discretionary charitable trust. The sole trustee of this trust is Cayman National Bank, a Cayman bank, First Community or their respective officers or directors. Pursuant to the trust’s declaration of trust, Independent Foundation for the Pursuit of Charitable Endeavors, Ltd., a not for profit Cayman Islands corporation, possesses the discretionary power to (i) direct the trustee to appoint the trust fund to another trust for the benefit of one or more of the beneficiaries of the trust and (ii) remove the trustee and appoint one or more new trustees outside the Cayman Islands. A majority vote of the directors of Independent Foundation is required to take either of these actions.

The Articles of Association of Independent Foundation provide that the Board of Directors shall consist of seven members: three of whom shall be the top three executives of Bankers International Financial Corporation, a Florida corporation, or its affiliates as defined in its Bylaws; three of whom shall be our director, Mr. Robert M. Menke and his lineal descendants; and one of whom shall be a director elected by a majority vote of the remaining six directors (or, if they cannot agree, appointed by a court of competent jurisdiction). Until his death or adjudication of incompetency, Robert M. Menke shall have five votes and all other directors shall have one vote, and Robert M. Menke’s presence at a meeting shall be required for a quorum. As of the date of this Prospectus, the directors of Independent Foundation include Kenneth P. Cherven, Edwin C. Hussemann, David K. Meehan, Robert M. Menke, and Robert G. Menke. Currently, Ralph E. Stevens, Jr. is on the Board as well, and will share his position with two other persons.

Directors & Executive Officers

The following table sets forth, as of March 25, 2003, the number and percentage of shares of our outstanding common stock which are beneficially owned, directly or indirectly, by:

•	Each of our directors;
•	Each of our executive officers; and
•	All of our directors and executive officers as a group.

The beneficial ownership was determined based on SEC rules and regulations. In general, beneficial ownership includes shares over which a person has sole or shared voting or investment power and shares which the person has the right to acquire within 60 days

[Table on following page]

Name	Number of Common Shares Owned (1)		Options and/or Warrants Held	Vested Options and/or Warrants (2)	% of Beneficial Ownership(3)
Scott C. Boyle	10,000		30,000	15,000	2.41%
Michael J. Bullerdick	—		10,000	2,000	0.20
Kenneth P. Cherven	5,000		95,000	27,000	3.05
Edwin C. Hussemann	—		—	—	—
James Macaluso	43,500	(4)	36,750	36,750	7.58
David K. Meehan	5,000	(5)	—	—	0.49
Robert G. Menke	—		—	—	—
Robert M. Menke	452,255	(6)	185,000	185,000	58.81
G. Randaulph Poucher	38,334	(7)	34,167	34,167	6.87
Ralph E. Stevens, Jr.	62,000	(8)	18,500	18,500	7.74
John A. Stewart, Jr.	2,000	(9)	6,000	3,000	0.49
Clifton E. Tufts	—		10,000	2,000	0.20
All officers and directors as a group (12) persons.	618,089		425,417	323,417	69.99%

(1)	Includes shares for which the named person:
•	has sole voting and investment power,
•	has shared voting and investment power with a spouse, or
•	holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes, but does not include shares that may be acquired by exercising stock options.
(2)	Includes shares that may be acquired by exercising vested stock options and/or vested warrants.
(3)	Under the rules of the SEC, the determinations of “beneficial ownership” of our common stock are based upon Rule 13d-3 under the Securities Exchange Act of 1934, which provides that shares will be deemed to be “beneficially owned” where a person has, either solely or in conjunction with others, the power to vote or to direct the voting of shares and/or the power to dispose, or to direct the disposition of shares, or where a person has the right to acquire any such power within 60 days after the date such beneficial ownership is determined. Shares of our common stock that a beneficial owner has the right to acquire within 60 days under the exercise of the options or warrants are deemed to be outstanding for the purpose of computing the percentage ownership of such owner, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person.
(4)	Of Mr. Macaluso’s holdings, 8,500 shares and 4,250 warrants are owned by the W.J. Trust UTD.
(5)	All of Mr. Meehan’s shares are in the name of his spouse.
(6)	Includes 10,000 shares controlled by Mr. Menke in Bankers Insurance Group, Inc.; 392,255 controlled by Mr. Menke in First Community Financial Corporation; the 185,000 options held by Mr. Menke are held in trust for First Community Financial Corporation. First Community Financial Corporation is wholly owned by Mr. Menke.
(7)	Includes 8,334 shares and 4,167 warrants held by A. Randy’s Electric, a company controlled by Mr. Poucher.
(8)	Mr. Stevens’ shares are held as follows: 28,500 in the name of his spouse, Carol S. Stevens; 33,500 in Mr. Stevens name individually. An additional 4,250 warrants are held by Mr. Stevens’ spouse.
(9)	Mr. Stewart’s shares are held as follows: 1,000 shares in his name and 1,000 shares in the name of Jacque E. Stewart.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 5,000,000 shares of common stock, par value $0.10 per share. As of the date of this prospectus, 1,021,748 shares of our common stock were issued and outstanding.

Common Stock

At December 31, 2002, we had three classes of common stock: Class A common stock, Class B redeemable common stock and Class B common stock. On March 27, 2003, we amended our Articles of Incorporation to remove Class A common stock and Class B redeemable common stock. No shares of either class were outstanding. In amending our articles, our Class B common stock was converted to non-designated common stock. Each share of common stock has the same rights as every other share of common stock. Our common stock is not entitled to cumulative voting rights with respect to the election of directors. As of the date of this prospectus, there were 1,021,748 shares of common stock outstanding.

Warrants

We have issued warrants authorizing the holders to purchase shares of our common stock. The warrants have an exercise price of $15.00 per share. All warrants expire in June 30, 2004. As of the date of this prospectus there were 90,392 warrants outstanding.

ANTI-TAKEOVER PROVISIONS

General. The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of a Florida corporation such as First Community. These provisions may discourage takeover attempts which have not been approved by the board of directors. This could include takeover attempts that some shareholders would deem to be in their best interest. These provisions may:

•	Adversely affect the price that a potential purchaser would be willing to pay for our common stock;
•	Deprive you of the opportunity to obtain a takeover premium for your shares;
•	Make the removal of incumbent management more difficult;
•	Enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transaction may be favorable to the interests of shareholders; and
•	Potentially adversely affect the market price of the common stock.

The following summarizes some of the anti-takeover provisions contained in the Florida Business Corporation Act.

Authorized but Unissued Capital Stock. Any authorized but unissued shares of our common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management. Although the board of directors has no intention at the present time of doing so, it could issue common stock that could, subject to certain limitations imposed by law or on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors will make any determination to issue common stock based on its judgment as to the best interests of First Community.

Evaluation of Acquisition Proposals. The Florida Business Corporation Act expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant factors including, without limitation, the social, legal and economic effects on our employees, customers and suppliers and our subsidiaries, and on the communities and geographical areas in which they operate. Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction. Our board of directors believes that these provisions are in the long-term best interests of First Community and our shareholders.

Control Share Acquisitions. If we acquire 100 or more shareholders in this offering, we will be subject to the Florida control share acquisitions statute. This statute is designed to afford shareholders of public corporations in Florida protection against acquisitions in which a person, entity or group seeks to gain voting control. With enumerated exceptions, the statute provides that shares acquired within certain specific ranges will not possess voting rights in the election of directors unless the voting rights are approved by a majority vote of the public corporation’s disinterested shareholders. Disinterested shares are shares other than those owned by the acquiring person or by a member of a group with respect to a control share acquisition, or by any officer of the corporation or any employee of the corporation who is also a director. The specific acquisition ranges that trigger the statute are:

•	Acquisitions of shares possessing one-fifth or more but less than one-third of all voting power;
•	Acquisitions of shares possessing one-third or more but less than a majority of all voting power; or
•	Acquisitions of shares possessing a majority of more of all voting power.

Under certain circumstances, the statute permits the acquiring person to call a special shareholders meeting for the purpose of considering the grant of voting rights to the holder of the control shares. The statute also enables a corporation to provide for the redemption of control shares with no voting rights under certain circumstances.

Transactions with Interested Shareholders. If we acquire 300 or more shareholders in this offering, we will be subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or super-majority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation. These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts. Accordingly, these provisions may discourage attempts to acquire First Community.

Transfer Agent and Registrar

We currently act as our own transfer agent.

Limited Liability and Indemnification

Under the Florida Business Corporation Act, a director is not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision, or failure to act unless:

•	The director breached or failed to perform his duties as a director, and
•	A director’s breach of, or failure to perform, those duties constitutes:

–	a transaction from which the director derived an improper personal benefit, either directly or indirectly;

–	a transaction from which the director derived an improper personal benefit, either directly or indirectly;

–	a circumstance under which an unlawful distribution is made;

–	in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interest of the corporation or willful misconduct; or

–	in a proceeding by, or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.

A corporation may purchase and maintain insurance on behalf of any director or officer against any liability asserted against him and incurred by him in his capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the Florida Business Corporation Act.

Our Articles of Incorporation provide that we shall indemnify all of our directors and officers whether currently in office or not against any threatened, pending or completed action, suit or proceedings, whether, civil, criminal, administrative or investigative against expenses including attorney fees reasonably incurred except that there shall be no indemnification against gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to any of these foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

PLAN OF DISTRIBUTION

We have entered into a Sales Agent Agreement with Kendrick, Pierce Securities, Inc. to assist us in connection with the sale of our common stock in this offering. Kendrick, Pierce is a broker-dealer registered with the SEC, and is a member of the National Association of Securities Dealers, Inc.

Under the terms of the Sales Agent Agreement, Kendrick, Pierce will not receive any compensation in connection with the sales of common stock to our stockholders, customers, employees or other potential purchasers that we have identified as being our responsibility. Kendrick, Pierce is entitled to a fee of 7% of the dollar amount received for sales of our common stock to other investors in the offering. Selected dealers selling in the offering will be entitled to a fee of 4%. If requested by us, Kendrick, Pierce will contact and sell to our stockholders, customers, employees or other potential purchasers that we have identified for a fee of 3.00%. We will attempt to make up to $3.0 million in sales ourselves to this group. Pursuant to the terms of the Sales Agent Agreement, we will pay for Kendrick, Pierce’s out-of-pocket expenses up to a total of $45,000.

We have registered or qualified or exempted the common stock in the offering in some but not all states. We have registered or qualified or exempted our common stock in Arkansas, Connecticut, Florida, Georgia, Illinois, Maryland, Massachusetts, Missouri, Nevada, New Jersey, New York, Ohio, Pennsylvania, Tennessee, Texas and Virginia. We will not make any sales to residents of any states where the offering is not registered or qualified or exempt.

Kendrick, Pierce has the right to terminate the sales agent agreement under defined circumstances. It could terminate the Sales Agent Agreement for example if, in its judgment, there is a material adverse change in our financial condition or operations, or market conditions brought about by an outbreak or escalation of hostilities, adverse economic conditions or other circumstances which render the sale of our common stock impracticable or inadvisable.

We and our executive officers and directors have agreed not to sell publicly, contract to sell publicly, or otherwise publicly dispose of, any shares of common stock for a period of 180 days from the date of this prospectus, without the written consent of the representative.

We have agreed to indemnify Kendrick, Pierce against certain liabilities including liabilities under the Securities Act of 1933, or to contribute to payments that Kendrick, Pierce may be required to make in respect thereof.

The foregoing is a summary of the principal terms of the Sales Agent Agreement and does not purport to be complete. Reference is made to a copy of the Sales Agent Agreement which is on file as an exhibit to the Registration Statement.

Prior to this offering there has been no active market for the common stock. The offering price of the common stock was determined by negotiations between us and Kendrick, Pierce. The factors considered in determining such prices and terms, in addition to prevailing market conditions, included:

•	Our historic and expected growth;
•	The prior public and private sales of our shares; and
•	General market conditions;

We estimate that the total expenses of this offering, excluding Sales Agent expenses and commissions, will be approximately $102,000.

In addition to sales by Kendrick, Pierce, shares are being offered on a best efforts basis by our President and Chief Executive Officer, Kenneth P. Cherven. Mr. Cherven has registered to sell securities on behalf of First Community in Florida. Most sales by Mr. Cherven will be in Florida. Mr. Cherven will not receive any commissions or other remuneration in connection with these activities. They may, however, be reimbursed for reasonable expenses incurred as a result of such activities, if any. In reliance on Rule 3a4-1 of the Securities and Exchange Act of 1934, we believe that Mr. Cherven will not be deemed to be a broker and/or a dealer.

Purchase Limitations

The minimum number of shares which may be purchased is 350 shares. Our employees may purchase a minimum of 100 shares.

We reserve the right to reject any subscription in the offering in whole or in part. No subscription will be binding until accepted, and we may refuse to accept any subscription for shares, in whole or in part, for any reason. In determining which subscriptions to accept, in whole or in part, we may take into account the order in which we receive subscriptions and a subscriber’s potential to do business with, or to refer customers to, our subsidiaries. In the event that we reject all or part of your subscription offer, we will refund, by mail, all or the appropriate portion of the amount paid by you with the subscription offer, without interest, promptly after the rejection.

Shares may not be issued to any person, who in our opinion, would be required to obtain prior clearance or approval from any federal banking regulatory authority to own or control our securities, or which when added to current holdings, would result in the individual owning more than 9.9% of the outstanding shares at the conclusion of the offering.

Under federal banking regulations, a rebuttable presumption of concerted action will occur, or an individual will be considered to be a related party, under the following situations:

(i)	A person will be presumed to be acting in concert with the members of the person’s immediate family (which includes a person’s spouse, father, mother, step-parent,

children, step-children, brothers, step-brothers, sisters, step-sisters and grandchildren; the father, mother, brother and sisters of the person’s spouse; and the spouses of the foregoing);

(ii)	In addition, the following persons will be presumed to be acting in concert with:

•	A company and any controlling shareholder, partner, trustee, or management official of that company, if both the company and the person own voting securities of First Community;

•	Companies under common control; and

•	Persons that are parties to any agreement, contract, understanding, relationship or other arrangement, whether written or otherwise, regarding the acquisition, voting or transfer of control of voting securities of a bank or bank holding company, other than through a revocable proxy as described in Section 225.42(a)(5) of the Federal Reserve Act;

(iii)	Persons that have made, or propose to make, a joint filing under Sections 13 or 14 of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78n), and the rules promulgated thereunder by the Securities and Exchange Commission; and

(iv)	A person and any trust for which the person serves as trustee.

Distribution of Proceeds of the Offering

No minimum number of shares must be sold in the offering. We will deposit all amounts received from each subscriber into an escrow account in our name at First Community Bank. From time to time, at the discretion of First Community and Kendrick, Pierce, we will issue shares to those subscribers whose subscriptions have been accepted. We expect to have the first closing around June 30, 2003, depending upon the volume of sales, and will then conduct closings approximately every 60 days thereafter, or sooner, at the discretion of First Community and Kendrick, Pierce, until the close of the offering. Share certificates will be issued and proceeds from the sale of shares will be available following each closing. When the shares have been issued we will transfer the proceeds represented by these purchases to our general account.

Expiration Date

The initial expiration date of the offering is September 30, 2003. However, we have the right to extend the expiration date for two additional 45 day periods without notice to subscribers, or until December 29, 2003.

Intention of Directors and Executive Officers

Our directors, advisory directors and executive officers as a group (19 persons) have indicated that they intend to subscribe for approximately 8,000 shares in the aggregate. These intentions are not commitments and could change based upon individual circumstances. Assuming the acquisition by our directors, advisory directors and executive officers of 8,000 shares, such persons would be deemed to beneficially own 48.72% of the common stock outstanding on a pro forma basis following the offering, assuming the sale of all 570,000 shares. This number includes their holdings prior to the offering of 618,089 common shares, 323,417 vested stock options and warrants, along with 8,000 shares purchased in this offering. This percentage of ownership by our directors and executive officers assumes no other outstanding warrants are exercised. Any shares purchased by these individuals will be purchased for investment and not with a view to the resale of such shares. Investors should not place any reliance on the intended purchases of shares by our directors and executive officers as an indication of the merits of this offering or that such a person’s investment decision is shared by unaffiliated investors.

SHARES ELIGIBLE FOR FUTURE SALE

We will issue up to 570,000 shares in this offering. Based on the number of shares outstanding as of the date of this prospectus, upon completion of the offering, we would have a maximum of 1,591,748 shares of common stock outstanding. Except for shares held by our affiliates, all of our issued and outstanding shares, or approximately 965,659 shares, will be freely tradeable without restriction or further registration under the Securities Act of 1933. Our affiliates will need to comply with the resale limitations of Rule 144 under the Securities Act of 1933 if they are to sell any of their shares. Rule 144 defines an “affiliate” as a person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a company. Affiliates of a company generally include directors, executive officers and principal shareholders and the directors and executive officers of the principal subsidiaries of a company.

Purchasers of the common stock in the offering, other than affiliates, may resell their shares immediately. Affiliates will be subject to the volume and other limitations of Rule 144. Rule 144, in general, permits affiliates to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding his or her sale. Sales under Rule 144 are also subject to manner of sale provisions, notice requirements and the availability of current public information about First Community. Affiliate sales are also restricted for 180 days following the offering pursuant to the Sales Agent Agreement.

LEGAL MATTERS PERTAINING TO THE OFFERING

The validity of the common stock offered hereby and certain other legal matters will be passed upon for First Community by Igler & Dougherty, P.A., Tallahassee, Florida. Certain legal matters will be passed upon for Kendrick, Pierce by Smith Mackinnon, P.A., Orlando, Florida.

CERTAIN EXPERTS RETAINED BY FIRST COMMUNITY

Our consolidated financial statements as of December 31, 2002 and 2001, included in this prospectus, have been audited by Hacker, Johnson, & Smith, P.A., independent certified public accountants, as stated in their opinion, which has been rendered upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form SB-2, including the exhibits and schedules thereto, under the Securities Act of 1933 with respect to the shares of common stock to be sold in this offering. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information that you can find in the registration statement.

You may read and copy our registration statement and any reports, statements and other information which we may file with the SEC at the SEC’s public reference room in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. Information concerning the filing may also be found at the SEC’s website at www.sec.gov.

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FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

Index to Consolidated Financial Statements

Page
Independent Auditors’ Report	F-2

Consolidated Balance Sheets, December 31, 2002 and 2001	F-3

Consolidated Statements of Earnings for the Years Ended December 31, 2002 and 2001	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the Years Ended December 31, 2002 and 2001	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002 and 2001	F-6-F-7

Notes to Consolidated Financial Statements for the Years Ended December 31, 2002 and 2001	F-8-F-28

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is included in the Consolidated Financial Statements and related Notes.

Independent Auditors’ Report

The Board of Directors

First Community Bank Corporation of America

St. Petersburg, Florida:

We have audited the accompanying consolidated balance sheets of (the “Company”) at December 31, 2002 and 2001, and the related consolidated statements of earnings, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for goodwill in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

HACKER, JOHNSON & SMITH PA

Tampa, Florida

January 17, 2003, except for note 10 as to

when the date is March 27, 2003

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

Consolidated Balance Sheets

($ in thousands, except share amounts)

	December 31,
	2002	2001
Assets
Cash and due from banks	$2,333	661
Interest-bearing deposits with banks	4,061	4,285

Cash and cash equivalents	6,394	4,946
Securities available for sale	8,053	8,780
Securities held to maturity	509	—
Loans, net of allowance for loan losses of $1,434 in 2002 and $961 in 2001	123,932	88,991
Federal Home Loan Bank stock, at cost	625	460
Premises and equipment, net	4,037	3,214
Goodwill, net	428	428
Accrued interest receivable	598	537
Deferred income taxes	310	88
Bank owned life insurance	2,033	—
Other assets	336	193

	$147,255	107,637

Liabilities and Stockholders’ Equity
Liabilities:
Noninterest-bearing demand deposits	17,558	9,357
Savings, NOW and money-market deposits	32,796	20,341
Time deposits	70,278	50,236

Total deposits	120,632	79,934
Federal Home Loan Bank advances	10,000	9,200
Other borrowings	2,367	4,969
Accrued expenses and other liabilities	2,995	3,042

Total liabilities	135,994	97,145

Commitments (Note 13)
Stockholders’ equity:
Class A common stock, $.10 par value, 20,000,000 shares authorized, none issued or outstanding	—	—
Class B redeemable common stock, $.10 par value, 20,000,000 shares authorized, none issued or outstanding	—	—
Class B common stock, $.10 par value, 2,000,000 shares authorized, 1,021,748 shares issued and outstanding in 2002 and 2001	102	102
Additional paid-in capital	10,477	10,477
Retained earnings (accumulated deficit)	645	(108)
Accumulated other comprehensive income	37	21

Total stockholders’ equity	11,261	10,492

	$147,255	107,637

See Accompanying Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

Consolidated Statements of Earnings

($ in thousands, except per share amounts)

	Year Ended December 31,
	2002	2001
Interest income:
Loans	$7,568	5,888
Securities	575	668
Other interest earning assets	145	135

Total interest income	8,288	6,691

Interest expense:
Deposits	3,027	3,370
Other borrowings	339	182

Total interest expense	3,366	3,552

Net interest income	4,922	3,139
Provision for loan losses	543	549

Net interest income after provision for loan losses	4,379	2,590

Noninterest income:
Service charges on deposit accounts	392	225
Other service charges and fees	130	123
Gain on the sale of land	—	188
Income from bank owned life insurance	33	—
(Loss) gain on sale of securities available for sale	(1)	88
Other	182	133

Total noninterest income	736	757

Noninterest expenses:
Employee compensation and benefits	2,238	1,643
Occupancy and equipment	413	301
Data processing	364	320
Professional fees	104	88
Office supplies	101	80
Insurance	64	71
Advertising	45	19
Goodwill amortization	—	31
Other	592	346

Total noninterest expenses	3,921	2,899

Earnings before income taxes	1,194	448
Income taxes	441	179

Net earnings	$753	269

Earnings per share:
Basic earnings per share	$.74	.30

Diluted earnings per share	$.71	.28

See Accompanying Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands, except share amounts)

	Class B Common Stock	Additional Paid-In Capital	(Accumulated Deficit) Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance at December 31, 2000	$84	8,276	(377)	90	8,073

Comprehensive income:
Net earnings	—	—	269	—	269
Net change in unrealized gain on securities available for sale, net of taxes	—	—	—	(69)	(69)

Comprehensive income					200

Sale of Class B common stock (180,784 shares)	18	2,151	—	—	2,169
Exercise of stock options (5,000 shares)	—	50	—	—	50

Balance at December 31, 2001	102	10,477	(108)	21	10,492

Comprehensive income:
Net earnings	—	—	753	—	753
Net change in unrealized gain on securities available for sale, net of taxes	—	—	—	16	16

Comprehensive income					769

Balance at December 31, 2002	$102	10,477	645	37	11,261

See Accompanying Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2002	2001
Cash flows from operating activities:
Net earnings	$753	269
Adjustments to reconcile net earnings to net cash provided by operating activities:
Provision for loan losses	543	549
Depreciation	201	153
Amortization of goodwill	—	31
Net amortization of deferred loan fees	60	25
Income from bank owned life insurance	(33)	—
Loss on sale of foreclosed real estate	—	11
Loss (gain) on sale of securities available for sale	1	(88)
Origination of loans held for sale	(8,074)	(3,269)
Proceeds from sale of loans held for sale	8,163	3,327
Gain on sale of loans	(89)	(58)
Gain on the sale of land	—	(188)
Increase in accrued interest receivable	(61)	(57)
Increase in other assets	(143)	(21)
Deferred income tax credit	(222)	(121)
(Decrease) increase in accrued expenses and other liabilities	(55)	1,896

Net cash provided by operating activities	1,044	2,459

Cash flows from investing activities:
Purchase of securities available for sale	(6,925)	(6,422)
Principal payments on securities available for sale	4,676	7,221
Proceeds from calls and sales of securities available for sale	2,999	3,322
Purchase of securities held to maturity	(2,009)	—
Proceeds from calls of securities held to maturity	1,500	—
Net increase in loans	(35,544)	(28,619)
Purchase of premises and equipment, net	(1,219)	(963)
Proceeds from sale of premises and equipment	195	1,200
Proceeds from sale of foreclosed real estate	—	126
Purchase of Federal Home Loan Bank stock	(165)	(157)
Purchase of bank owned life insurance	(2,000)	—

Net cash used in investing activities	(38,492)	(24,292)

Cash flows from financing activities:
Increase in deposits	40,698	10,538
Proceeds from Federal Home Loan Bank advances	7,000	8,200
Principal payments on Federal Home Loan Bank advances	(6,200)	(1,000)
Proceeds from line of credit	1,100	—
Net (decrease) increase in repurchase agreements with customers	(3,702)	4,206
Sale of Class B common stock	—	2,169
Exercise of Class B Common Stock options	—	50

Net cash provided by financing activities	38,896	24,163

Net increase in cash and cash equivalents	1,448	2,330
Cash and cash equivalents at beginning of year	4,946	2,616

Cash and cash equivalents at end of year	$6,394	4,946

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

Consolidated Statements of Cash Flows, Continued

(In thousands)

	Year Ended December 31,
	2002	2001
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$3,477	3,561

Income taxes	$441	100

Noncash transaction-
Accumulated other comprehensive income, change in unrealized gain on securities available for sale, net of income taxes	$16	(69)

See Accompanying Notes to Consolidated Financial Statements.

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2002 and 2001 and for the Years Then Ended

(1)    Description of Business and Summary of Significant Accounting Policies

Organization.  First Community Bank Corporation of America (the “Holding Company”) owns all of the outstanding common stock of First Community Bank of America (the “Bank”) and First Community Lender Services, Inc. (“FCLS”) (collectively, the “Company”). The Holding Company’s primary business activity is the operations of the Bank. The Bank is a federally-chartered stock savings bank that provides a variety of banking services to small and middle market businesses and individuals through its two banking offices located in Pinellas County and one banking office located in Charlotte County, Florida. FCLS was incorporated during 2001 and had minimal activity for the years ended December 31, 2002 and 2001. The following is a description of the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements.

Principles of Consolidation.  The consolidated financial statements include the accounts of the Holding Company, the Bank and FCLS. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates.  In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Cash and Cash Equivalents.  For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and interest-bearing deposits with banks.

The Bank is required by law or regulation to maintain cash reserves in accounts with other banks. The reserve balances at December 31, 2002 and 2001 were approximately $318,000 and $119,000, respectively.

Securities.  The Company may classify its securities as either trading, held to maturity or available for sale. Trading securities are held principally for resale and recorded at their fair values. Unrealized gains and losses on trading securities are included immediately in earnings. Held-to-maturity securities are those which the Company has the positive intent and ability to hold to maturity and are reported at amortized cost. Available-for-sale securities consist of securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are excluded from earnings and reported in other comprehensive income. Gains and losses on the sale of available-for-sale securities are reported on the trade date and are determined using the specific-identification method. Premiums and discounts on securities available for sale and held to maturity are recognized in interest income using the interest method over the period to maturity.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)    Description of Business and Summary of Significant Accounting Policies, Continued

Derivatives.  The Company for the convenience of its customers enters into fixed rate loan commitments for loans which will be sold to a secondary market investor. Simultaneously with the commitment the Company enters into a forward sales agreement with a secondary market investor. Any holding gains or losses associated with the loan commitments are offset by the holding gains or losses on the forward sales agreement.

Loans.  Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on loans is discontinued at the time the loan is ninety days delinquent unless the loan is well collateralized and in process of collection. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses.  The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

Provision for Loan Losses.  Calculating the allowance for loan losses is divided into two primary allocation groups: (1) specific allocation loans, (2) all other passing grade loans. For specific allocation loans, the Company has determined an allowance amount to set aside which it believes is sufficient to cover any potential collateral shortfall. Problem loans are identified by the Loan Officer, Loan Review, Loan Committee or by the Examiners. Those loans identified as problem loans are assigned a risk grade. Loans graded special mention are multiplied by an inherent loss factor of 2% to determine the amount to be included in the allowance. Loans graded substandard are generally multiplied by a loss factor of 5%, loans graded doubtful are generally multiplied by a loss factor of 50% and loans graded loss are multiplied by a loss factor of 100%. In addition to the 5% and 50% on substandard and doubtful loans the loans are individually reviewed for any addition reserve that may be necessary. All other loans, graded pass are multiplied by an historical experience factor to determine the appropriate level of the allowance for loan losses. In addition to historical experience factors, the Company also provides for losses due to economic factors, concentration of credit and portfolio composition changes.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)    Description of Business and Summary of Significant Accounting Policies, Continued

Provision for Loan Losses, Continued.  A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and commercial real estate loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual installment and residential loans for impairment disclosures.

Foreclosed Real Estate.  Real estate acquired through, or in lieu of, foreclosure, is initially recorded at the lower of fair value or the loan balance plus acquisition costs at the date of foreclosure. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in earnings.

Premises and Equipment.  Land is stated at cost. Buildings, furniture, fixtures, and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of each type of asset.

Goodwill.  Goodwill resulted from the initial acquisition of the Bank’s common stock by the Holding Company on December 4, 1995. Prior to January 1, 2002, goodwill was being amortized on the straight-line method over twenty years.

In July 2001, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 142 requires goodwill to be tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired, rather than being amortized as previous accounting standards required. SFAS 142 became effective for fiscal years beginning after December 15, 2001; effective January 1, 2002 the Company adopted SFAS 142. In accordance with SFAS 142, the Company ceased amortizing goodwill totaling approximately $428,000 as of the January 1, 2002. Based on the impairment tests performed, there was no impairment of goodwill in the year ended December 31, 2002. There can be no assurance that future goodwill impairment tests will not result in a charge to earnings.

The following table presents the impact of SFAS 142 on net earnings had the accounting standard been in effect for the year ended December 31, 2001 (in thousands):

	Year Ended December 31,
	2002	2001
Net earnings—as reported	$753	269
Adjustment—Amortization of goodwill	—	31

Net earnings—adjusted	$753	300

Earnings per share:
Basic earnings per share—adjusted		$.33

Diluted earnings per share—adjusted		$.32

Off-Balance-Sheet Financial Instruments.  In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, unused lines of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(1)    Description of Business and Summary of Significant Accounting Policies, Continued

Transfer of Financial Assets.  Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income Taxes.  Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenues and expenses reported for financial statement and those reported for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. Valuation allowances are provided against assets which are not likely to be realized.

Stock Compensation Plans.  Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS 148, Accounting for Stock-Based Compensation Transition and Disclosure (collectively “SFAS No. 123”) encourages all entities to adopt a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured at the grant date based on the value of the award and is recognized over the service period, which is usually the vesting period. However, it also allows an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”), whereby compensation cost is the excess, if any, of the quoted market price of the stock at the grant date (or other measurement date) over the amount an employee must pay to acquire the stock. Stock options issued under the Company’s stock option plans have no intrinsic value at the grant date, and under APB No. 25 no compensation cost is recognized for them. The Company has elected to continue with the accounting methodology in APB No. 25 and, as a result, has provided proforma disclosures of net earnings, earnings per share and other disclosures, as if the fair value based method of accounting had been applied.

At December 31, 2002, the Company had two stock based employee compensation plans,which are described more fully in Note 15. The Company accounts for their stock option plans under the recognition and measurement principles of APB No. 25. No stock-based employee compensation cost is reflected in net earnings, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation ($ in thousands, except per share amounts).

	Year Ended December 31,
	2002	2001
Net earnings, as reported	$753	269
Deduct: Total stock-based employee compensation determined under the fair value based method for all awards, net of related tax effect	(273)	(526)

Proforma net earnings (loss)	$480	(257)

Earnings (loss) per share:
Basic, as reported	$.74	.30

Basic, proforma	$.47	(.28)

Diluted, as reported	$.71	.28

Diluted, proforma	$.45	(.27)

Fair Values of Financial Instruments.  The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash and Cash Equivalents.  The carrying amounts of cash and cash equivalents approximate their fair value.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

(1)    Description of Business and Summary of Significant Accounting Policies, Continued

Fair Values of Financial Instruments, Continued.

Securities.  Fair values for securities available for sale and held to maturity are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of Federal Home Loan Bank stock approximates fair value.

Loans.  For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain fixed-rate mortgage (e.g. one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest Receivable.  The carrying amount of accrued interest receivable approximate its fair value.

Deposits.  The fair values disclosed for demand deposits, savings, money market and NOW accounts are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities of time deposits.

Borrowed Funds.  The carrying amounts of other borrowings approximate their fair values. Fair values of advances from Federal Home Loan Bank are estimated using discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowings.

Off-Balance-Sheet Instruments.  Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Earnings Per Share.  Basic earnings per share is computed on the basis of the weighted-average number of common shares outstanding. Diluted earnings per share is computed based on the weighted-average number of shares outstanding plus the effect of outstanding stock options, computed using the treasury stock method.

Recent Pronouncements.  In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others” (“FIN 45”), which expands previously issued accounting guidance and disclosure requirements for certain guarantees. FIN 45 requires the Company to recognize an initial liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability will be applied on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 is not expected to materially affect the consolidated financial statements.

In August 2001, the FASB issued SFAS 144, which replaces SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The primary objectives of this Statement are to develop one accounting model, based upon the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. This Statement requires that long-lived assets being disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and generally, are to be applied prospectively. Management does not expect this Statement to have a material impact on the consolidated financial statements.

In May, 2002, the FASB issued SFAS No. 145, “Recission of FASB Statement No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” This statement rescinds SFAS No. 4 and 64, “Reporting Gains and Losses from Extinguishment of Debt” and “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements,” respectively, and restricts the classification of early extinguishment of debt as an extraordinary item to the provisions of APB Opinion No. 30. This statement also rescinds SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” which is no longer necessary because the transition to the provisions of the Motor Carrier Act of 1980 is complete. The Statement also amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Finally, the Statement makes various technical corrections to existing pronouncements, which are not considered substantive. This statement is effective for financial statements issued on or after May 15, 2002. The adoption of this statement had no effect on the consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 provides guidance on the recognition and measurement of liabilities for costs associated with exit or disposal activities. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. The adoption of this Statement is not expected to have any effect on the consolidated financial statements.

Reclassifications.  Certain amounts in the 2001 consolidated financial statements have been reclassified to conform to the 2002 presentation.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)    Securities

Securities have been classified according to management’s intent. The carrying amounts of securities and their approximate fair value were as follows (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
At December 31, 2002:
U.S. government agency securities	$1,500	8	—	1,508
Mortgage-backed securities	460	2	—	462
Collateralized mortgage obligations	6,035	51	(3)	6,083

	$7,995	61	(3)	8,053

At December 31, 2001:
U.S. government agency securities	1,001	5	—	1,006
Mortgage-backed securities	566	2	—	568
Collateralized mortgage obligations	7,179	50	(23)	7,206

	$8,746	57	(23)	8,780

Held to Maturity-
At December 31, 2002-
U.S. government agency securities	$509	6	—	515

The scheduled maturities of securities at December 31, 2002 were as follows (in thousands):

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due one year to five years	$1,500	1,508	—	—
Due five years to ten years	—	—	509	515
Mortgage-backed securities	460	462	—	—
Collateralized mortgage obligations	6,035	6,083	—	—

	$7,995	8,053	509	515

The following summarizes sale of securities available for sale (in thousands):

	Year Ended December 31,
	2002	2001
Proceeds from sale of securities	$499	3,322

Gross (loss) gain from sale of securities	$(1)	88

As of December 31, 2002 and 2001, securities with a carrying value of approximately $8,336,000 and $3,381,000, respectively, were pledged for various purposes required or permitted by law.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3)    Loans

The components of loans are summarized as follows (in thousands):

	At December 31,
	2002	2001
Residential mortgage loans	$38,568	35,964
Commercial real estate loans	53,690	32,840
Commercial loans	11,856	8,983
Installment loans	21,391	12,249

Total loans	125,505	90,036

Deduct:
Unamortized discount on loans purchased, net	—	(5)
Allowance for loan losses	(1,434)	(961)
Net deferred loan fees	(139)	(79)

Loans, net	$123,932	88,991

An analysis of the change in the allowance for loan losses follows (in thousands):

	Year Ended December 31,
	2002	2001
Balance at beginning of year	$961	525
Provision for loan losses	543	549
(Charge-offs) net of recoveries	(70)	(113)

Balance at end of year	$1,434	961

There were no impaired loans identified during the years ended December 31, 2002 or 2001.

Nonaccrual and past due loans were as follows (in thousands):

	At December 31,
	2002	2001
Nonaccrual loans	$305	206
Past due ninety days or more, still accruing	—	—

	$305	206

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)    Premises and Equipment, Net

Components of premises and equipment are summarized as follows (in thousands):

	At December 31,
	2002	2001
Land	$1,045	1,240
Buildings	2,703	1,464
Furniture, fixtures and equipment	881	604
Construction in progress	—	295

Total, at cost	4,629	3,603
Less accumulated depreciation	592	389

	$4,037	3,214

(5)    Deposits

The aggregate amount of time deposits of $100,000 or more was approximately $31.4 million and $14.4 million at December 31, 2002 and 2001, respectively.

At December 31, 2002, scheduled maturities of time deposits are as follows (in thousands):

Year Ending December 31,	Amount
2003	$53,220
2004	9,599
2005	3,279
2006	397
2007	3,783

Total	$70,278

(6)    Federal Home Loan Bank Advances

A summary of the Company’s Federal Home Loan Bank of Atlanta (“FHLB”) advances by maturity follows (in thousands):

Maturing in Year Ending December 31,	Interest Rate	At December 31,
		2002	2001
2002	1.83%	$—	4,700
2002	2.34	—	500
2002	2.75	—	1,000
2003	1.44	2,000	—
2003	2.95	2,000	2,000
2004	5.93	1,000	1,000
2004	3.86	1,000	—
2005	4.54	1,000	—
2007	3.66	2,000	—
2012	3.93	1,000	—

		$10,000	9,200

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)    Federal Home Loan Bank Advances, Continued

The Company has entered into a collateral agreement with the FHLB. These advances are collateralized by all of the Company’s FHLB stock and a blanket floating lien on all qualified 1-4 family mortgage loans with a balance of approximately $40,000,000 at December 31, 2002.

(7)    Other Borrowings

The Company enters into repurchase agreements with customers. These agreements require the Company to pledge securities as collateral for borrowings under these agreements. At December 31, 2002 and 2001, the outstanding balance of such borrowings totaled $1,267,000 and $3,169,000, respectively and the Company pledged securities with a carrying value of approximately $3,792,000 and $2,801,000, respectively as collateral for these agreements.

In 2002, the Company entered into a $1,500,000 line of credit with another financial institution. The line of credit is collateralized by 100% of the stock of the Bank. At December 31, 2002, the balance was approximately $1,100,000.

In 2001, the Company entered into a $2,000,000 unsecured credit line advance (the “Credit Line Advance”) with a financial institution. At December 31, 2001 the outstanding balance under the Credit Line Advance totaled $1,800,000 which was paid-off in January 2002.

(8)    Income Taxes

Income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2002	2001
Current:
Federal	$567	256
State	96	44

Total current	663	300

Deferred:
Federal	(190)	(103)
State	(32)	(18)

Total deferred	(222)	(121)

Total income taxes	$441	179

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(8)    Income Taxes, Continued

The reasons for the differences between the statutory Federal income tax rate and the effective tax rate are summarized as follows (in thousands):

	Year Ended December 31,
	2002	2001
Income taxes at statutory rate	$406	152
Increase (decrease) in taxes resulting from:
State taxes, net of Federal benefit	42	17
Goodwill amortization	—	10
Other	(7)	—

Income taxes	$441	179

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below (in thousands):

	At December 31,
	2002	2001
Deferred tax assets:
Allowance for loan losses	$459	287
Deferred loan fees	153	112
Net operating loss carryforward	—	29

Total deferred tax assets	612	428

Deferred tax liabilities:
Accrual to cash conversions	110	160
Purchase accounting adjustments	40	80
Deferred loan costs	100	82
FHLB stock dividends	15	15
Accumulated deprecation	37	3

Total deferred tax liabilities	302	340

Net deferred tax asset	$310	88

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9)    Profit Sharing Plan

The Company sponsors a 401(k) profit sharing plan which is available to all employees electing to participate after meeting certain length-of-service requirements. The Company contributed approximately $47,500 and $40,000 to the plan during the years ended December 31, 2002 and 2001, respectively.

(10)  Stockholders’ Equity

On March 27, 2003, the Company amended its Articles of Incorporation to remove Class A common stock and Class B redeemable common stock, no shares of which were outstanding. In addition, our Class B common stock was converted to common stock. Each share of common stock has the same rights as every other share of common stock.

The Class B common stock entitles the holder to one hundred votes for each share owned. The Class A common stock will entitle the holder to one vote for each share owned. The Class B redeemable common stock will entitle the holder to one vote for each share owned and includes a redeemable feature at 150% of book value calculated at the most recent year end to the redemption date.

In 2001, the Company sold 180,784 shares of Class B common stock for an aggregate of approximately $2,169,000 in a private placement stock offering (the “Offering”). For each two shares of Class B common stock purchased in the Offering, the purchaser received a warrant to purchase one share of Class B common stock for a price of $15.00. All warrants issued pursuant to the Offering expire June 30, 2004. During the years ended December 31, 2002 and 2001, no warrants were exercised. At December 31, 2002, 90,392 warrants were outstanding.

(11)  Regulatory Matters

Banking regulations place certain restrictions on dividends and loans or advances made by the Bank to the Holding Company.

The Bank is subject to various regulatory capital requirements administered by the regulatory banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and percentages (set forth in the following table) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2002, the Bank met all capital adequacy requirements to which they are subject.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(11)    Regulatory Matters, Continued

As of December 31, 2002, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage percentages as set forth in the following tables. There are no conditions or events since that notification that management believes have changed the Bank’s category. The Bank’s actual capital amounts and percentages are also presented in the table (dollars in thousands).

	Actual		For Capital Adequacy Purposes		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	%	Amount	%	Amount	%
As of December 31, 2002:
Total capital to Risk—Weighted assets	$11,933	10.65%	$8,966	8.00%	$11,208	10.00%
Tier I Capital to Risk—Weighted Assets	10,555	9.42	4,483	4.00	6,725	6.00
Tier I Capital (to Total Assets)	10,555	7.29	5,791	4.00	7,239	5.00
As of December 31, 2001:
Total capital to Risk—Weighted assets	9,656	12.34	6,260	8.00	7,825	10.00
Tier I Capital to Risk—Weighted Assets	8,695	11.11	3,131	4.00	4,696	6.00
Tier I Capital (to Total Assets)	8,695	8.28	4,200	4.00	5,251	5.00

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(12)    Related Parties

The aggregate amount of loans owed to the Company by its officers and directors at December 31, 2002 and 2001 was approximately $1,545,000 and $945,000, respectively. During 2002, total principal additions were approximately $1,544,000 and total principal payments were approximately $944,000.

(13)    Financial Instruments

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are commitments to extend credit, unused lines of credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated balance sheet. The contract amounts of these instruments reflect the extent of involvement the Company has in these financial instruments.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, unused lines of credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

Of the $354,000 of the outstanding letters of credit at December 31, 2002 $332,000 expire in 2003 and $22,000 expire in 2004 and the Company has not recorded a liability for these letters of credit. The Company has collateral securing these agreements or guarantees, which in the event that the Company is required to fund the letters of credit, will result in no loss to the Company.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(13)    Financial Instruments, Continued

The estimated fair values of the Company’s financial instruments were as follows (in thousands):

	At December 31, 2002		At December 31, 2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$6,394	6,394	4,946	4,946
Securities	8,562	8,568	8,780	8,780
Loans	123,932	122,739	88,991	89,442
Federal Home Loan Bank stock	625	625	460	460
Accrued interest receivable	598	598	537	537
Financial liabilities:
Deposits	120,632	122,355	79,934	83,260
FHLB advances	10,000	10,068	9,200	9,331
Other borrowings	2,367	2,367	4,969	4,969

A summary of the notional amounts of the Company’s financial instruments, which approximates fair value, with off-balance sheet risk at December 31, 2002, follows (in thousands):

	Contract Amount	Carrying Amount	Estimated Fair Value
Commitments to extend credit	$11,918	—	—

Unused lines of credit	$8,080	—	—

Standby letters of credit	$354	—	—

(14)    Credit Risk

Most of the Company’s business activity is with customers located within the Charlotte and Pinellas Counties, Florida area. Therefore, the Company’s exposure to credit risk is significantly affected by changes in the economy in the Charlotte and Pinellas Counties area.

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15)    Stock Option Plans

In 2000, the Company adopted stock option plans for directors and employees of the Company. Under the plans, the total number of options which may be granted to purchase Class B common stock is 300,000, as amended, for directors and 250,000 for employees. At December 31, 2002, no options remain available for grant under the directors’ plan and 85,000 options remain available for grant under the employees’ plan. The directors’ options vest immediately and have a life of five years. The employees’ options vest over a range from grant date to eight years and expire six years after vesting is complete (in thousands, except per share amounts).

	Number of Shares	Range of Per Share Option Price	Weighted Average Per Share Price	Aggregate Option Price
Options outstanding at December 31, 2000	—	$—	—	—
Options granted	405,000	10.00-15.00	11.23	4,550
Options exercised	(5,000)	10.00	10.00	(50)

Options outstanding at December 31, 2001	400,000	10.00-15.00	11.25	4,500
Options granted	75,000	12.00	12.00	900
Options terminated	(15,000)	(15.00)	(15.00)	(225)

Options outstanding at December 31, 2002	460,000	$10.00-15.00	11.25	5,175

The weighted-average remaining contractual life of options outstanding at December 31, 2002 and 2001 was 5.1 years and 5.4 years, respectively.

These options are exercisable as follows:

Year Ending December 31,	Number of Shares	Weighted-Average Exercise Price
Currently	357,200	$11.69
2003	27,400	10.18
2004	27,400	10.18
2005	15,000	10.33
2006	13,000	10.38
2007	10,000	10.00
2008	10,000	10.00

	460,000	$11.25

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(15)    Stock Option Plans, Continued

SFAS No. 123 requires pro forma fair value disclosures if the intrinsic value method is being utilized. In order to calculate the fair value of the options, it was assumed that the risk-free interest rate was 5.46% and 4.5% for 2002 and 2001, respectively, there would be no dividends paid by the Company over the exercise period, the expected life of the options would be the entire exercise period and stock volatility would be zero due to the lack of an active trading market for the stock. For purposes of pro forma disclosures, the estimated fair value is included in expense in the period vesting occurs (in thousands):

	Year Ended December 31,
	2002	2001
Grant-date fair value of options issued during the year	$305	805

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(16)    Comprehensive Income

The Company follows SFAS 130, Reporting Comprehensive Income. Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the consolidated balance sheet, such items along with net earnings, are components of comprehensive income. The components of other comprehensive income and related tax effects are as follows (in thousands):

	Before Tax	Tax Effect	After Tax
Year Ended December 31, 2002:
Unrealized holding gains	$23	(8)	15
Reclassification adjustment for losses included in net earnings	1	—	1

Net unrealized holding gains	$24	(8)	16

Year Ended December 31, 2001:
Unrealized holding losses	(22)	8	(14)
Reclassification adjustment for gains included in net earnings	(88)	33	(55)

Net unrealized holding losses	$(110)	41	(69)

(17)    Earnings Per Share

Earnings per share (“EPS”) of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Outstanding stock options are considered dilutive securities for purposes of calculating diluted EPS which is computed using the treasury stock method. The following tables present the calculations of EPS (dollars in thousands, except per share amounts).

	Year Ended December 31, 2002
	Earnings	Weighted- Average Shares	Per Share Amount
Basic EPS:
Net earnings available to common stockholders	$753	1,021,748	$.74
Effect of dilutive securities-
Incremental shares from assumed conversion of options	—	40,938

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$753	1,062,686	$.71

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(17)    Earnings Per Share, Continued

	Year Ended December 31, 2001
	Earnings	Weighted- Average Shares	Per Share Amount
Basic EPS:
Net earnings available to common stockholders	$269	905,454	$.30

Effect of dilutive securities-
Incremental shares from assumed conversion of options	—	40,081

Diluted EPS:
Net earnings available to common stockholders and assumed conversions	$269	945,535	$.28

The following options were excluded from the calculation of EPS due to the exercise price being above the average market price:

	Number of Outstanding Options	Exercise Price	Expire
2002	85,000	$15.00	2006
2001	100,000	$15.00	2006

(18)    Holding Company Financial Information

The Holding Company’s unconsolidated financial information is as follows (in thousands):

Condensed Balance Sheets

	At December 31,
	2002	2001
Assets
Cash	$1,335	1,565
Investment in subsidiaries	11,028	8,977
Other assets	6	13

Total assets	$12,369	10,555

Liabilities and Stockholders’ Equity
Liabilities	1,108	63
Stockholders’ equity	11,261	10,492

Total liabilities and stockholders’ equity	$12,369	10,555

(continued)

FIRST COMMUNITY BANK CORPORATION OF AMERICA AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(18)    Holding Company Financial Information, Continued

Condensed Statements of Earnings

	Year Ended December 31,
	2002	2001
Revenues	$17	203
Expenses	(26)	(91)

(Loss) earnings before earnings of subsidiaries	(9)	112
Earnings of subsidiaries	762	157

Net earnings	$753	269

Condensed Statements of Cash Flows
	Year Ended December 31,
	2002	2001
Cash flows from operating activities:
Net earnings	$753	269
Adjustments to reconcile net earnings to net cash used in operating activities:
Equity in undistributed earnings of subsidiaries	(762)	(157)
Gain on sale of land	—	(188)
Decrease in other assets	7	2
(Decrease) increase in liabilities	(55)	49

Net cash used in operating activities	(57)	(25)

Cash flows from investing activities:
Investment in subsidiaries	(1,273)	(2,047)
Proceeds from sale of land	—	1,200

Net cash used in investing activities	(1,273)	(847)

Cash flows from financing activities:
Issuance of Class B common stock	—	2,219
Increase in notes payable, net	1,100	—

Net cash provided by financing activities	1,100	2,219

Net (decrease) increase in cash	(230)	1,347
Cash at beginning of year	1,565	218

Cash at end of year	$1,335	1,565

Supplemental disclosure of cash flow information-
Noncash transaction-
Accumulated other comprehensive income, change in unrealized gain on securities available for sale of the Bank, net of income taxes	$16	(69)

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. In this prospectus, “First Community”, “we”, and “our” refer to First Community Bank Corporation of America, a Florida corporation. Until             , 2003 (25 days after the date of this prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS:

570,000 Shares

FIRST COMMUNITY BANK

CORPORATION OF AMERICA

Common Stock

PROSPECTUS

MAY             , 2003

Kendrick, Pierce Securities, Inc.